2002 Annual Report

     Company History

     In the late 1960s, Dynamic Materials Corporation (DMC) started an explosion metal forming business that shaped blank sheets of metal alloys into complex three-dimensional parts for aerospace equipment manufacturers. During the next thirty plus years, until the Company closed its explosive forming business in 1999, DMC explosively fabricated hundreds of commercial aircraft, military aircraft and space-related parts, including afterburners for fighter aircraft engines and rocket engine components for launch vehicles, including the NASA Space Shuttle.

     DMC became a publicly traded company in 1976 under the ticker symbol 'BOOM' and shortly thereafter licensed technology from E.I. du Pont de Nemours (DuPont) and Company to explosively bond, or clad, two or more dissimilar metal plates together. The explosive clad business remains DMC's core business today and the Company's world leading position in this business segment has been strengthened by the acquisition of DuPont's Detaclad Division in 1996 and the 2001 acquisition of Nobelclad Europe from Nobel Explosifs France, a wholly-owned subsidiary of Groupe SNPE, DMC's majority stockholder.

     In 1998, DMC expanded its presence in aerospace manufacturing by acquiring companies already established in that market. DMC's current Aerospace Group now has expertise in many manufacturing technologies that provide products and services to prime manufacturers of military, space and communications hardware, commercial and military aircraft engines, and ground-based turbines for power generation.

     Company Description

     DMC is organized in the following two segments: the Explosive Metalworking Group and the Aerospace Group. The Explosive Metalworking Group uses explosives to perform metal cladding and shock synthesis. The Aerospace Group machines, forms and welds parts for the commercial aircraft, aerospace, defense and power generation industries.

     The Explosive Metalworking Group's primary product is clad metal which is used in the fabrication of pressure vessels and heat exchangers used in the hydrocarbon processing, chemical processing, power generation, petrochemical, pulp and paper, and mining industries. Also, clad metal transition joints are used in the shipbuilding, aluminum smelting and heat, ventilation and air conditioning industries. The Explosive Metalworking Group includes Nobelclad Europe and its wholly-owned subsidiary Nitro Metall, primary manufacturers of explosion clad products in France and Sweden, respectively.

     The Aerospace Group is comprised of three divisions, AMK Welding, Precision Machined Products (PMP) and Spin Forge. AMK Welding is a leading aerospace welding company supplying exotic alloy precision welding services to many of the world's jet engine and ground-base turbine manufacturers. PMP is a contract machining shop specializing in the manufacture of high quality, high precision alloy and graphite components for the aerospace, satellite, medical equipment and high technology industries. Spin Forge is a precision machining manufacturer, metal fabricator and assembler of aerospace components. Spin Forge's products include titanium pressurant vessels for expendable launch vehicles and motor cases for ground-to-ground and ground-to-air tactical missiles.

     Forward-Looking Statements

     Statements which are not historical facts contained in this report are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Factors that could cause actual results to differ materially include, but are not limited to the following: the ability to obtain new contracts at attractive prices; the size and timing of customer orders; fluctuations in customer demand; competitive factors; the timely completion of contracts; any actions which may be taken by SNPE as the controlling shareholder of DMC with respect to DMC and its businesses; the timing and size of expenditures; the timely receipt of government approvals and permits; the adequacy of local labor supplies at DMC's facilities; the availability and cost of funds; and general economic conditions, both domestically and abroad. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. DMC undertakes no obligation to publicly release the results of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

     Dear Stockholders:

     I am pleased to report that Dynamic Materials Corporation ("DMC") made positive progress on a number of fronts during 2002. After a difficult year in 2000, DMC generated record operating income in 2001. As we expected, the strong 2001 consolidated operating income performance was confirmed in 2002 even though our Aerospace Group reported an operating loss. Additionally, we continued to improve our balance sheet by generating strong operating cash flow, controlling capital spending and reducing debt. For the year ended December 31, 2002, DMC reported consolidated operating income of $4.8 million, a 20% improvement over 2001's consolidated operating income of $4.0 million. The Company's Explosive Metalworking Group reported record operating income for the second consecutive year, increasing its operating income to $6.1 million in 2002 from $4.5 million in 2001. Despite strong sales and operating income at AMK Welding, the Aerospace Group reported an operating loss of $1.3 million in 2002, a significant increase from its 2001 operating loss of approximately $450,000.

     As announced last year, plans have been implemented to strengthen each division using a common business model. To build stronger manufacturing operations, we are using the traditional tools of Quality and Continuous Improvement. Each operating division should achieve ISO 9000-2000 certification or its Aerospace industry equivalent by the end of 2003. In the sales and marketing area, we are developing an organization that is service oriented, customer dedicated and global in reach. To more effectively implement our business model, several organizational adaptations have been made to meld together our three clad businesses into one worldwide clad metal working group and to renew our Aerospace Group management team by adding experienced industry experts who can better address the difficult challenges at hand. Finally, we are actively implementing the requirements of Sarbanes-Oxley and using this legislation as an opportunity to further improve our accounting and operating systems across the entire Company and strengthening related internal controls.

     We have positioned our Explosive Metalworking Group to take advantage of market opportunities worldwide. While sales in this business can be significantly affected by capital spending cycles in the processing industries, we are somewhat protected from the natural variation of these cycles by being present in several different industries. Current industry representation includes oil refining, chemical processing, hydrometallurgy, pharmaceuticals, paper and pulp, aluminum smelting, and shipbuilding to name a few. Despite our strong position and excellent reputation in the global marketplace, we are constantly evaluating our position in key strategic markets to determine if stronger local sales and manufacturing presence is required.

     Our Aerospace Group continues to present significant challenges in a market characterized by weakness in commercial aviation, satellite communications and space launchers. At AMK Welding, capital investments in equipment and a major plant addition have enabled us to significantly expand AMK's welding and heat treat business from predominately commercial and military aircraft engine work to gas turbine work for the power generation industry. While the commercial aircraft side of AMK's business is seriously affected by current economic conditions, the power generation side has more than compensated for any lost business and the future prospects appear to be very promising.

     A radical changing of the guard at Spin Forge has brought stability to that operation and the new management team comprised of industry specialists is positioning Spin Forge to participate in new defense-related and industrial programs. The future outlook for Spin Forge would be much improved if these new programs move forward in combination with the solid base of existing programs.

     At Precision Machined Products ("PMP"), a new management team that was installed during 2002 and a lean, committed group of skilled machinists helped to bring this business under good cost and operating control, but their efforts were not enough to counter the dismal market conditions facing precision machine shop across the country. PMP continues to incur significant losses during 2003 in an extremely challenging business environment that shows few sign of near-term improvement. As a result, management and the DMC Board of Directors are aggressively considering alternatives with respect to PMP, including the potential sale or closure of the business.

     The prospects for success at DMC remain exciting. DMC has advanced the business model for its activities and will be ready to take advantage of market opportunities as they unfold and successfully integrate selective acquisitions. The DMC management team enjoys the support of the Board of Directors and parent company and remains committed to increasing the value of your investment.

     Sincerely,

     Yvon Cariou
     President and CEO
     August 25, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

Form 10-K

(Mark One)

( X ) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

( ) TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934

For the transition period from to
Commission file number 0-8328

______________

DYNAMIC MATERIALS CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	84-0608431
(State or Incorporation or Organization)	(I.R.S. Employer Identification No.)

5405 Spine Road, Boulder, Colorado 80301
(Address of principal executive offices, including zip code)

(303) 665-5700

(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.05 Par Value

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    X    No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained in this form, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.     X

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 under the Act).    Yes             No     X

The approximate aggregate market value of the voting stock held by non-affiliates of the registrant was $4,371,549 as of March 10, 2003.

The number of shares of Common Stock outstanding was 5,061,390 as of March 10, 2003.

PART I

ITEM 1. Business

     Overview

     Dynamic Materials Corporation ("DMC" or the "Company") is a worldwide leader in the high energy metal working business. The high energy metal working business includes the use of explosives to perform metallurgical bonding, or metal "cladding". The Company performs metal cladding using its proprietary technologies. In 1998, the Company established its Aerospace Group after acquiring three businesses that provide a variety of metalworking, fabrication, welding and assembly services to the aerospace industry.

     Explosive Metalworking. The primary product of the Explosive Metalworking Group is explosion bonded clad metal plate. Clad metal plates are used in the construction of heavy, corrosion resistant pressure vessels and heat exchangers for chemical processing, refining, power and similar industries. Clad plates consist of a thin layer of an expensive, corrosion resistant metal, such as titanium or stainless steel, which is metallurgically bonded to a less expensive, less corrosion resistant, thick base metal, typically carbon steel. Explosion clad occupies a well-defined technical and commercial niche in the broader clad metal marketplace. Explosion clad is a high performance, low cost alternative for many applications requiring corrosion resistant alloys. Explosive metalworking can also be used for precision metal forming, powder metal compaction, and shock synthesis. The company has a long-term ongoing contract for shock synthesis of industrial diamonds.

     On July 3, 2001, the Company completed its acquisition of substantially all of the outstanding stock of Nobelclad Europe S.A. ("Nobelclad") from Nobel Explosifs France ("NEF"). Nobelclad and its wholly-owned subsidiary, Nitro Metall AB ("Nitro Metall") are the primary manufacturers of explosion clad products in Europe and operate cladding businesses located in Rivesaltes, France and Likenas, Sweden, respectively, along with sales offices in each country. Products manufactured by Nobelclad and Nitro Metall are similar to those produced by DMC's domestic factory in Mount Braddock, Pennsylvania. NEF is wholly owned by Groupe SNPE and is a sister company to SNPE, Inc., which owns 55% of the Company's common stock. The purchase price of approximately $5.3 million was financed through a $4.0 million intercompany note agreement between the Company and SNPE, Inc. and the assumption of approximately $1.23 million in third party bank debt associated with Nobelclad's acquisition of Nitro Metall from NEF prior to the Company's purchase of Nobelclad stock. As a result of the Company and Nobelclad both being majority owned by Groupe SNPE, the acquisition of Nobelclad has been accounted for as a reorganization of entities under common control. The historical financial position and operating results of the Company have been restated to reflect the addition of the Nobelclad and Nitro Metall historical financial results as if the companies had been consolidated from June 2000, the date on which Groupe SNPE acquired its majority ownership in the Company.

     Aerospace Manufacturing. Products manufactured by the Aerospace Group are typically made from sheet metal and forgings that are subsequently machined or formed into precise, three-dimensional shapes that are held to tight tolerances. Metal machining and forming is accomplished through traditional technologies, including spinning, machining, rolling and hydraulic expansion. DMC also performs welding services utilizing a variety of manual and automatic welding techniques that include electron beam and gas tungsten arc welding processes. The Company's metalworking and welding operations are often performed to support the manufacture of completed assemblies and sub-assemblies required by its customers. Assembly and fabrication services are performed utilizing the Company's close-tolerance machining, forming, welding, inspection and other special service capabilities. The Company's forming, machining, welding and assembly operations serve a variety of product applications in the aerospace, defense, aircraft, high technology and power generation industries.

     In January 1998, the Company completed its acquisition of the assets of AMK Welding ("AMK"), a supplier of commercial aircraft engine, ground-based turbine and aerospace-related welding services that include the use of automatic and manual gas tungsten, electron beam and arc welding techniques. The Company completed its acquisition of the assets of Spin Forge, LLC ("Spin Forge"), a manufacturer of tactical missile motor cases and titanium pressure vessels for commercial aerospace and defense industries, in March 1998. In December 1998, the Company completed its acquisition of the assets of Precision Machined Products, Inc. ("PMP"), a contract machining shop specializing in high precision, high quality, complex machined parts used in the aerospace, satellite, medical equipment and high technology industries.

     Stock Purchase Agreement with SNPE. On June 14, 2000, the Company's stockholders approved a Stock Purchase Agreement (the "Agreement") between the Company and SNPE, Inc ("SNPE"). The closing of the transaction, which was held immediately following stockholder approval, resulted in a payment from SNPE of $5,800,000 to the Company in exchange for 2,109,091 of the Company's common stock at a price of $2.75 per share causing SNPE to become a 50.8% stockholder of the Company on the closing date. In addition, the Company borrowed $1,200,000 under a convertible subordinated note from SNPE and $3,500,000 under a credit facility with SNPE. Proceeds from the SNPE equity investment, convertible subordinated note issuance and credit facility borrowings enabled the Company to repay all borrowings from its bank under a revolving credit facility on which the Company had been in default since September 30, 1999. In December 2001, the SNPE credit facility was replaced by a bank facility.

     Dynamic Materials Corporation, formerly Explosive Fabricators, Inc., was incorporated in Colorado in 1971 and was reincorporated in Delaware in 1997.

     Our principal Internet address is www.dynamicmaterials.com. We make available free of charge on www.dynamicmaterials.com our annual, quarterly and current reports, and amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

     Financial Information about Industry Segments

     See Note 8 to the Company's financial statements included under Item 8 for certain financial information about the Company's industry segments.

     Risk Factors

     Except for the historical information contained herein, this report on Form 10-K contains forward-looking statements that involve risks and uncertainties. The Company wishes to caution readers that the risks detailed below, among others, in some cases have affected the Company's results, and in others could cause the Company's results to differ materially from those expressed in any forward-looking statements made by the Company and could otherwise affect the Company's business, results of operations and financial condition. Certain of these factors are further discussed below and should be considered in evaluating the Company's forward-looking statements and any investment in the Company's Common Stock.

     Fluctuations in Operating Results. The Company generated significant operating income in 2002 and 2001 due principally to the strong financial performance of its Explosive Metalworking Group, which had earned a small operating profit in 2000 after incurring significant operating losses in 1999. In 2000, the Company experienced significant operating losses as a result of a significant decline in sales revenue and gross margin levels within its Aerospace Group. The Company has also experienced, and expects to continue to experience, quarterly fluctuations in operating results caused by various factors, including the timing and size of orders by major customers, customer inventory levels, shifts in product mix, the occurrence of non-recurring costs associated with plant closings, plant start-ups, acquisitions and divestitures, and general economic conditions. In addition, the ongoing war in Iraq, the threat of terrorism and other geopolitical uncertainty could have a negative impact on the global economy, the industries served by the Company and the Company's operating results. The Company typically does not obtain long-term volume purchase contracts from its customers. Quarterly sales and operating results therefore depend on the volume and timing of backlog as well as bookings received during the quarter. Significant portions of the Company's operating expenses are fixed, and planned expenditures are based primarily on sales forecasts and product development programs. If sales do not meet the Company's expectations in any given period, the adverse impact on operating results may be magnified by the Company's inability to adjust operating expenses sufficiently or quickly enough to compensate for such a shortfall. Results of operations in any period should not be considered indicative of the results to be expected for any future period. Fluctuations in operating results may also result in fluctuations in the price of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Dependence on Clad Metal Business; Limitation on Growth in Existing Markets for Clad Metal Products. For the year ended December 31, 2002, the Company's cladding business accounted for approximately 78% of its net sales. The explosion bonded clad metal products industry in which the Company currently operates is mature and offers limited potential for substantial growth in existing markets. The Company estimates that it currently serves a major percentage of the world market for its explosion bonded clad metal products. Historically, the worldwide demand for clad metal products has been cyclical. Lower future demand for clad metal products could have a material adverse effect on the Company's business, financial condition and results of operations.

     Importance of Aerospace Manufacturing. The Company's aerospace manufacturing business was established in 1998 and accounted for approximately 22% of the Company's net sales for the fiscal year ended December 31, 2002. The aerospace manufacturing industry is largely reliant on defense industry demand and positive economic conditions in general. Fluctuations or downturns in either could have a materially adverse impact on the Company. The Company's Spin Forge Division is highly dependent on two missile motor case programs for the defense industry. While these two programs are expected to continue for a number of years, cancellation of one or both of these programs could have a material adverse impact on the Company. The Company currently estimates that it services a very small percentage of the aerospace industry. While the Company believes that it will be able to maintain and hopes to eventually increase its market share through the businesses it currently owns, there can be no assurance that its sales and marketing efforts will be successful. Failure to either increase or maintain market share could have a material adverse effect on the Company's business, financial condition and results of operations.

     Availability of Suitable Cladding Sites. The cladding process involves the detonation of large amounts of explosives. As a result, the sites where the Company performs cladding must meet certain criteria, including lack of proximity to a densely populated area, the specific geological characteristics of the site, and the Company's ability to comply with local noise and vibration abatement regulations in conducting the process. The process of identifying suitable sites and obtaining permits for using the sites from local government agencies can be time-consuming or costly. In addition, the Company could experience difficulty in obtaining permits because of resistance from residents in the vicinity of proposed sites. The Company currently leases its only domestic cladding site in Dunbar, Pennsylvania. The lease term for the Pennsylvania site expires in 2005 but the underlying agreement has renewal options extending through 2029. The failure to obtain required governmental approvals or permits would have a material adverse effect on the Company's business, financial condition and results of operations.

     Competition. The Company's explosion clad products compete with explosion clad made by other like-kind manufacturers located throughout the world and with clad products manufactured using other technologies. The company's combined North American and European operations typically supply explosive clad for a major percentage of the worldwide market needs. There is one other major explosion clad supplier worldwide, Asahi Chemical of Japan. There are a number of much smaller companies worldwide with explosion clad manufacturing capability. There are no other significant North American based explosion clad suppliers. The company focuses strongly on reliability, product quality, on-time delivery performance, and low cost manufacture to minimize the potential of future competitive threats.

     Explosion clad products also compete with clad manufactured by rollbond and overlay cladding processes. In rollbond technology, the clad and base metal are bonded together during a hot rolling process in which slab is converted to plate. In weld overlay, which is typically performed by the Company's fabricator customers, the cladding layer is deposited on the base metal through a fusion welding process. The technical and commercial niches of each cladding process are well understood within the industry and vary from one world market location to another. The company has established exclusive sales arrangements with other manufacturers where explosion clad is not the low cost solution, and consequently participates as a sales agent in a significant share of the North American rollbond market. The company has minimal share of the world rollbond market, which is dominated by very large Japanese and European steel producers. The U.S. clad market is currently protected from Japanese and European competition by anti-dumping orders. The Company's products compete with weld overlay clad products manufactured by a significant number of its fabricator customers. Competitive niche positions in the world market are strongly driven by currency exchange rates and regulatory factors. Unfavorable currency exchange and regulatory conditions in various parts of world could put the Company at a competitive disadvantage and thus have a material adverse effect on the Company's business, financial condition and results of operations.

     Competition in the aerospace business is, and is expected to remain, intense. Competitors include domestic and international companies. Many of these competitors have financial, technical, marketing, sales, manufacturing, distribution and other resources significantly greater than those of the Company. In addition, many of these competitors have name recognition, established positions in the market, and long standing relationships with customers. To remain competitive, the Company will be required to continue to develop and provide technologically advanced manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis and compete favorably on the basis of price. The Company competes against aerospace manufacturers on the basis of product quality, performance and cost. There can be no assurance that the Company will continue to compete successfully against these companies.

     Availability and Pricing of Raw Materials. Although the Company generally uses standard metals and other materials in manufacturing its products, certain materials such as specific grades of carbon steel, titanium, zirconium and nickel are currently obtained from single sources or are subject to supply shortages due to general economic conditions. While the Company seeks to maintain a sufficient inventory of these materials and believes that these materials are available from other sources, there can be no assurance that the Company would be able to obtain alternative supplies, or a sufficient inventory of materials, or obtain supplies at acceptable prices without production delays, additional costs or a loss of product quality. If the Company were to lose a single-source supply or fail to obtain sufficient supply on a timely basis or obtain supplies at acceptable prices, such loss or failure would have a material adverse effect on the Company's business, financial condition and results of operations. See "Suppliers."

     Customer Concentration. A significant portion of the Company's net sales is derived from a relatively small number of customers. The Company expects to continue to depend upon its principal customers for a significant portion of its sales, although there can be no assurance that the Company's principal customers will continue to purchase products and services from the Company at current levels, if at all. The loss of one or more major customers or a change in their buying patterns could have a material adverse effect on the Company's business, financial condition and results of operations. Historically, the majority of the Company's revenues have been derived from customers in the chemical processing, power generation, petrochemical and aerospace industries. As was evidenced by the operating losses the Company incurred in 1999 and 2000, an economic downturn in any of these industries can have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that its risks in this area are partially mitigated by its strengthened world market position in explosive clad following the 2001 acquisition of Nobelclad Europe and the breadth and depth of its customer base in the various industries that purchase clad metal.

     Dependence on Key Personnel; Need to Attract and Retain Employees. The Company's continued success depends to a large extent upon the efforts and abilities of key managerial and technical employees. The loss of services of certain of these key personnel could have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to attract and retain such individuals on acceptable terms, if at all, and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

     Government Regulation; Safety. The Company's explosion metal working business is subject to extensive government regulation in the United States, France and Sweden, including guidelines and regulations for the safe handling and transport of explosives provided by the U.S. Bureau of Alcohol, Tobacco and Firearms, the U.S. Department of Transportation set forth in the Federal Motor Carrier Safety Regulations and the Institute of Makers of Explosive Safety Library Publications. The Company must comply with licensing and regulations for the purchase, transport, manufacture and use of explosives. In addition, depending upon the types of explosives used, the detonation by-products may be subject to environmental regulation. The Company's activities are also subject to federal, state and local environmental and safety laws and regulations, including but not limited to, local noise abatement and air emissions regulations, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended, including the regulations issued and laws enforced by the labor and employment departments of states in which the Company conducts business, the U.S. Department of Commerce, the U.S. Environmental Protection Agency and by state and county health and safety agencies. Any failure to comply with present and future regulations could subject the Company to future liabilities. In addition, such regulations could restrict the Company's ability to expand its facilities, construct new facilities or could require the Company to incur other significant expenses in order to comply with government regulations. In particular, any failure by the Company to adequately control the discharge of its hazardous materials and wastes could subject it to future liabilities, which could be significant.

     The Company's explosive metalworking operation involves the detonation of large amounts of explosives. As a result, the Company is required to use specific safety precautions under the Occupational Safety and Health Administration guidelines. These include precautions which must be taken to protect employees from facility deterioration as well as exposure to sound and ground vibration.

     Explosive Metalworking

     The explosive metalworking business includes the use of explosives to perform metal cladding and shock synthesis of industrial diamonds. While metal cladding is a mature industry, DMC believes that the characteristics of its high-energy metal working processes may enable the development of new products in a variety of industries and continues to explore such development opportunities.

     Metal Cladding. The principal product of metal cladding is a metal plate composed of two or more dissimilar metals, usually a corrosion resistant alloy and carbon steel, bonded together at the atomic level. High energy metal cladding is performed by detonating an explosion on the surface of an assembly of two parallel metal plates, the cladding metal and the backing metal, separated by a "standoff space". The explosive force creates metallurgical bond between the two metal components. The technology is unique in that it can be used to weld non-compatible metals, which cannot be welded by conventional processes, such as titanium-steel, aluminum-steel, and aluminum-copper. It can also be used to weld compatible metals, such as stainless steels and nickel alloys to steel. DMC Detaclad® is used in the fabrication of pressure vessels and heat exchangers for chemical and petrochemical processing, power generation, petroleum refining, mining, air conditioning (HVAC) and other industries where corrosion, temperature, and pressure combine to produce demanding environments. DMC Detacouple® bimetal welding transition joints are used in ship construction, and a variety of electrochemical industries including aluminum smelters.

     The Company's clad metal products are primarily produced on a project-by-project basis conforming to requirements set forth in customer purchase orders. Upon receipt of an order, the Company obtains the component materials from a variety of sources based on quality, availability and cost. The company explosively bonds the metals in one of its three manufacturing plants (Mount Braddock, PA, USA; Rivesaltes, France and Likenas, Sweden). Final products are processed to meet contract specific requirements for product configuration and quality/inspection level. Maintaining DMC's corporate culture and reputation for product quality and on-time delivery is a critical factor for management.

     Shock Synthesis. In connection with the 1996 acquisition of the Detaclad division of DuPont, DMC entered into an agreement to provide explosive shock synthesis services associated with the manufacture of industrial diamonds. Shock synthesis is one step in a series of operations required for production of industrial grade diamond abrasives.

     Aerospace Manufacturing

     Metalworking. The Company currently manufactures machined and formed metal parts for the commercial aircraft, aerospace and power generation industries. Products are made generally from sheet metal or forgings that are subsequently machined or formed into precise, three-dimensional shapes that are held to tight tolerances according to customers' specifications.

     Traditional metalworking technologies used by DMC in its aerospace manufacturing operations include spinning, machining, rolling, and hydraulic expansion. These technologies were acquired in the 1998 purchases of Spin Forge and PMP. The equipment utilized in the spinning process at Spin Forge is believed to be the largest of its kind in North America, and is capable of producing large, thin wall, close tolerance parts. Formed and machined metal products include tactical and ballistic missile motor cases, high strength, light weight pressurant tanks utilizing specialty aerospace alloys and other high precision, high quality and complex parts. The industries served include space launch vehicle, defense, satellite, stationary power generation, commercial aircraft, medical and high technology.

     The Company's products are produced on a project-by-project basis based on specifications set forth in a customer's purchase order. Upon receipt of an order for a product from a customer, the Company identifies sources for the specified raw materials, which typically include sheet metals composed of aluminum, titanium, inconels, monels, hastealloys, waspalloy, invar or stainless steel. The Company obtains the raw materials from a variety of sources based on quality, availability, transportation costs and unit price. Following the machining and forming processes, the Company treats the metal parts by using operations such as anodizing, heat-treating and painting. The Company completes the manufacturing process by performing testing for final certification of the product to the customer's specifications.

     Welding. The Company's capabilities for providing welding services and assemblies reside primarily with AMK Welding and Spin Forge. Both AMK and Spin Forge provide welding and assembly services to the commercial aircraft, aerospace, power generation and defense industries. Welding services are provided on a project-by-project basis based on specifications set forth in customer's purchase orders. Upon receipt of an order for welded assemblies, the Company performs welding services using customer specific welding procedures.

     The welding services are performed utilizing a variety of manual and automatic welding techniques, including electron beam and gas tungsten arc welding processes. The Company has considerable expertise in vacuum controlled atmospheric purged chamber welding which is a critical capability when welding titanium, zirconium, high temperature nickel alloys and other specialty alloys. In addition to its welding capabilities, the Company also utilizes various special stress relieving and non-destructive examination processes such as mag particle and radiographic inspection in support of its welding operations.

     Metal Assembly Operations. The Company's metalworking and welding operations are often performed to support the manufacture of completed assemblies and sub-assemblies required by its customers. DMC's assembly capabilities are provided on a project-by-project basis according to specifications set forth in customers' purchase orders. After receiving customer orders for completed assemblies and sub-assemblies, the Company performs fabrication services utilizing its close-tolerance machining, forming, welding, inspection and other special service capabilities.

     Strategy

     The Company's strategy for growth is to expand and refine its basic processes and product offerings to generate solutions to the materials needs of customers in its target markets. Key elements of the Company's strategy include:

     Take Advantage of Recent Investments in New Technology and Manufacturing Leadership. The Company seeks to take advantage of its technology leadership in the explosion metalworking business. In 1998 and 1999, the Company invested nearly $7 million in new manufacturing equipment and technologies at Mount Braddock, Pennsylvania, that has substantially increased manufacturing efficiencies and plant capacity. Management believes this new clad plate manufacturing facility provides a significant advantage to the Company in the global marketplace for explosion bonded clad metal plates. In 2001, the Company invested approximately $5.3 million in the acquisition of Nobelclad Europe, strengthening its competitive position in Europe, and much of the rest of the world.

     Establish Global Presence. The Company seeks to establish a global sales and marketing presence in the major international markets for explosion metal working, including Europe, Australia, the Far East and the Americas. The Company is working to establish relationships with end users, engineering contractors, metal fabricators and independent sales representatives in these markets and has developed the capacity in its sales and marketing department to address these markets. The Company's plan to continue its international expansion depends on a number of factors. See "Investment Considerations" for a discussion of certain of the risks associated with the Company's ability to establish a global presence.

     Add New Product Lines or Customers. The Company seeks to grow its sales base by adding new product lines and/or programs to its Aerospace Group and new customers to both of its business segments. The Company's future sales growth plans depend on a number of factors. See "Investment Considerations" for a discussion of certain of the risks associated with the Company's ability to achieve its planned sales growth.

     Suppliers

     The Company uses numerous suppliers of alloys, steels and other materials for its operations. The Company typically bears a short-term risk of alloy, steel and other component price increases, which could adversely affect the Company's gross profit margins. Although the Company will work with customers and suppliers to minimize the impact of any component shortages, component shortages have had, and are expected to have, from time to time, short-term adverse effects on the Company's business. The Company generally uses standard metals and other materials in manufacturing its products; however, certain materials such as specific grades of carbon steel, titanium, zirconium and nickel are currently obtained from single sources or are subject to supply shortages due to general economic conditions. If the Company were to lose a single-source supply or fail to obtain sufficient supply on a timely basis or obtain supplies at acceptable prices, such loss or failure could have a material adverse effect on the Company's business, financial condition and results of operations.

     Competition

     Competition in the explosion metal working business and the aerospace business is, and is expected to remain, intense. The Company's strong market position in the clad metal industry makes it a target for competitors attempting to gain market share. Competitors include major domestic and international companies. Competitors in the explosion metal working business use alternative technologies; additionally certain of DMC's customers and suppliers have in-house metalworking capabilities. Many of these companies have financial, technical, marketing, sales, manufacturing, distribution and other resources significantly greater than those of the Company. In addition, many of these companies have name recognition, established positions in the market, and long standing relationships with customers. To remain competitive, the Company will be required to continue to develop and provide technologically advanced manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis and compete favorably on the basis of price.

     Customer Profile and Marketing

     The primary industries served by the Company are the chemical processing, power generation, petrochemical, commercial aerospace and marine engineering industries. The Company's metal cladding customers in these industries require metal products that can withstand exposure to corrosive materials, high temperatures and high pressures. The Company's Aerospace Group customers operate in industries that require metal products that meet rigorous criteria for tolerances, weight, strength and reliability.

     At any given time, certain customers may account for significant portions of the Company's business. A significant portion of the Company's net sales is derived from a relatively small number of customers. Large customers also accounted for a significant portion of the Company's backlog as of March 2003. The Company expects to continue to depend upon its principal customers for a significant portion of its sales, although there can be no assurance that the Company's principal customers will continue to purchase products and services from the Company at current levels, if at all. The loss of one or more major customers or a change in their buying pattern could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company extends its internal selling efforts by marketing its services to potential customers through senior management, direct sales personnel, program managers and independent sales representatives. Prospective accounts in specific industries are identified through networking in the industry, cooperative relationships with suppliers, public relations, customer references, inquiries from technical articles and seminars and trade shows. The Company markets its clad metal products to three tiers of customers; the product end-users (e.g., operators of chemical processing plants), the engineering contractors in charge of specifying the metal parts to be used by the end-users, and the metal fabricators who manufacture the products or equipment that utilize the Company's metal products. By maintaining relationships with these parties and educating them as to the technical benefits of DMC's high-energy metal worked products, the Company endeavors to have its products specified as early as possible in the design process.

     The DMC clad metal businesses have several exclusive or non-exclusive agreements with agents for sales and business promotion in specific territories defined by each agreement. These agency contracts cover sales in specific European, Middle East and Far East countries. Agency agreements are usually of one to two years in duration and, subject to agents meeting the Company's performance expectations, are automatically renewed.

     Backlog

     The Company's backlog was approximately $14.5 million at December 31, 2002 including Nobelclad and Nitro Metall, compared with approximately $11.3 million and $9.0 million at December 31, 2001 and 2000, respectively. Backlog consists of firm purchase orders and commitments that the Company expects to fill within the next 12 months. The Company expects most of the backlog at December 31, 2002 to be filled during 2003. However, since orders may be rescheduled or canceled and a significant portion of the Company's net sales is derived from a small number of customers, backlog is not necessarily indicative of future sales levels.

     Employees

     The Company employs approximately 234 full-time employees as of February 28, 2003, the majority of which are engaged in manufacturing operations. The Company believes that its relations with its employees are good. Of the 234 employees, there are 53 full-time employees working in France at the Nobelclad facility and 17 full-time employees working in Sweden for Nitro Metall. Twenty of the Nobelclad employees and all of the Swedish employees are members of trade unions.

     Protection of Proprietary Information

     The Company holds numerous patents related to the business of explosion metal working and metallic processes and also owns certain registered trademarks, including Detaclad®, Detacouple®, Dynalock®, EFTEK® and NOBELCLAD®. The Company's current patents expire on various dates through 2012. Since individual patents relate to specific product applications and not to core technology, the Company does not believe that such patents are material to its business and the expiration of any single patent is not expected to have a material adverse effect on the Company or its operations.

     Financial Information about Foreign and Domestic Operations and Export Sales

     See Note 8 to the Company's financial statements included under Item 8 for certain financial information about the Company's export sales.

ITEM 2.      Properties

     The Company's principal manufacturing site, which is owned by the Company, is located in Mount Braddock, Pennsylvania. The Company also leases property in Dunbar, Pennsylvania that serves as an explosion site. The lease for the Dunbar, Pennsylvania property will expire in December 2005, but has renewal options that extend through 2029. The Company leases office space in Boulder, Colorado to house its corporate headquarters under a lease with the building owner that expires in February 2006. The Company owns the land and buildings housing the operations of AMK in South Windsor, Connecticut. The Company leases the land and building occupied by its Spin Forge operations in El Segundo, California. The lease expires in January 2012, and the Company holds an option to purchase the land and building housing the Spin Forge operations at a fixed price through January 2004 and at market value thereafter. The Company also leases the land and building occupied by its PMP operations in Fort Collins, Colorado. The lease expires in December 2003, and the Company has an option to renew the lease for an additional five-year term. The Company also holds a first right of offer to purchase the land and building housing the PMP operations through December 2008. The Company, through its French subsidiary Nobelclad, owns the land and the buildings housing its operations in Rivesaltes, France and leases the land that serves as the shooting site in Tautavel, France. This lease expires in July 2011 and may be extended. The Company, through its Swedish subsidiary, Nitro Metall, owns the buildings housing its manufacturing operations in Likenas, Sweden and leases the land. Both the buildings and the land housing the Nitro Metall sales office in Nora, Sweden are leased. These leases are automatically renewed every year, without risk of non-renewal. The Company believes that its current facilities are adequate for its existing operations and are in good condition. See "Item 1 - Investment Considerations" for a discussion of certain of the risks associated with the Company's ability to renew the leases for its current manufacturing sites and to identify and establish new manufacturing sites.

 ITEM 3.      Legal Proceedings

     There are no significant pending legal proceedings against the Company or its subsidiary.

ITEM 4. Submission of Matters to a Vote of Security Holders

     No matters were submitted to security holders for vote during the fourth quarter of the fiscal year ended December 31, 2002.

PART II

ITEM 5.      Market for Registrant's Common Equity and Related Stockholder Matters

     The Common Stock of the Company was publicly traded on The Nasdaq Stock Market (National Market) under the symbol "BOOM" from January 3, 1997 through February 3, 2000. On February 4, 2000, the Company transferred to Nasdaq's SmallCap Market as a result of the Company's inability to maintain the $5 million minimum market value of public float required by the Nasdaq National Market. The following table sets forth quarterly high and low bid quotations for the Common Stock during the Company's last two fiscal years, as reported by Nasdaq. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

2002	High	Low
First Quarter	$ 4.100	$ 2.520
Second Quarter	$ 3.980	$ 3.080
Third Quarter	$ 3.350	$ 2.000
Fourth Quarter	$ 3.410	$ 2.010
2001
First Quarter	$ 2.125	$ 0.875
Second Quarter	$ 3.150	$ 1.563
Third Quarter	$ 3.620	$ 2.010
Fourth Quarter	$ 4.150	$ 2.050

     As of March 10, 2003, there were approximately 476 holders of record of the Company's Common Stock.

     The Company has never declared or paid cash dividends on its Common Stock. The Company currently intends to retain any future earnings to finance the growth and development of its business and therefore does not anticipate paying any cash dividends in 2003.

ITEM 6.      Selected Financial Data

     The selected financial data set forth below has been derived from the financial statements of the Company.

	Year Ended December 31,
	2002	2001	2000	1999	1998
Statement of Operations
Net sales	$45,657,569	$42,514,774	$33,759,581	$29,131,289	$ 38,212,051
Cost of products sold	34,191,224	31,832,892	28,154,815	25,419,287	30,372,600
	________	________	________	________	________
Gross profit	11,466,345	10,681,882	5,604,766	3,712,002	7,839,451
Costs and expenses	6,627,589	6,645,989	6,234,879	6,608,895	5,303,495
	________	________	________	________	________
Income (loss) from operations	4,838,756	4,035,893	(630,113)	(2,896,893)	2,535,956
Other expense, net	741,166	845,063	866,386	975,215	263,200
	________	________	________	________	________
Income (loss) before income taxes, extraordinary item and cumulative effect of a change in accounting principle	4,097,590	3,190,830	(1,496,499)	(3,872,108)	2,272,756
Income tax (provision) benefit	(1,609,353)	(401,600)	(164,000)	1,154,000	(887,000)
	________	________	________	________	________
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	2,488,237	2,789,230	(1,660,499)	(2,718,108)	1,385,756
Extraordinary item -- loss from extinguishment of debt	-	-	(80,111)	-	-
	________	________	________	________	________
Income (loss) before cumulative effect of change in accounting principle	2,488,237	2,789,230	(1,740,610)	(2,718,108)	1,385,756
Cumulative effect of change in accounting principle, net of tax benefit of $1,482,000	(2,318,108)	-	-	-	-
	________	________	________	________	________
Net income (loss)	$ 170,129	$ 2,789,230	$(1,740,610)	$(2,718,108)	$ 1,385,756
	________	________	________	________	________
	________	________	________	________	________
Income (loss) per share before cumulative effect of change in accounting principle:
Basic	$ 0.49	$ 0.56	$ (0.43)	$ (0.96)	$ 0.50
Diluted	$ 0.49	$ 0.55	$ (0.43)	$ (0.96)	$ 0.49
Net income (loss) per share:
Basic	$ 0.03	$ 0.56	$ (0.43)	$ (0.96)	$ 0.50
Diluted	$ 0.03	$ 0.55	$ (0.43)	$ (0.96)	$ 0.49
Weighted average number of shares outstanding:
Basic	5,042,382	5,003,399	4,004,873	2,822,184	2,770,139
Diluted	5,087,051	5,051,223	4,004,873	2,822,184	2,852,547

Financial Position
Current assets	$ 16,882,469	$ 16,410,967	$ 14,520,301	$ 8,898,184	$11,145,995
Total assets	33,697,992	36,913,345	35,406,455	30,087,318	33,201,578
Current liabilities	8,382,411	8,060,823	7,189,274	19,921,074	6,069,050
Non-current liabilities	9,750,841	14,206,528	10,477,887	136,261	14,503,617
Stockholders' equity	15,564,740	14,645,994	17,739,294	10,029,983	12,628,911

     Selected unaudited quarterly financial data for the years ended December 31, 2002 and 2001 is presented below:

Year ended December 31, 2002
	Quarter ended March 31,	Quarter ended June 30,	Quarter ended September 30,	Quarter ended December 31,

Net sales	$ 11,974,211	$ 9,628,835	$ 10,695,195	$ 13,359,328

Gross profit	$ 3,125,512	$ 2,292,951	$ 2,483,917	$ 3,563,965

Net income (loss)	$ (1,531,572)	$ 295,564	$ 383,974	$ 1,022,163

Net income (loss) per share -- basic	$ (0.30)	$ 0.06	$ 0.08	$ 0.20

Net income (loss) per share -- diluted	$ (0.30)	$ 0.06	$ 0.08	$ 0.20

Year ended December 31, 2001
	Quarter ended March 31,	Quarter ended June 30,	Quarter ended September 30,	Quarter ended December 31,

Net sales	$ 9,517,401	$ 11,252,246	$ 12,257,533	$ 9,487,594

Gross profit	$ 2,190,106	$ 3,197,677	$ 3,368,734	$ 1,925,365

Net income	$ 321,864	$ 904,451	$ 1,343,545	$ 219,370

Net income per share -- basic	$ 0.06	$ 0.18	$ 0.27	$ 0.04

Net income per share -- diluted	$ 0.06	$ 0.18	$ 0.26	$ 0.04

     * The unaudited quarterly financial data for the period ended March 31, 2002 was restated to include the effect of the cumulative effect of a change in accounting principle related to the adoption of SFAS No. 142 as discussed below.

ITEM 7.      Management's Discussion and Analysis of Financial Condition and Results of Operations

     General

     DMC is a worldwide leader in explosive metalworking and, through its Aerospace Group, is involved in a variety of metal forming, machining, welding, and assembly activities. The explosive metalworking business includes the use of explosives to perform metallurgical bonding (or "metal cladding") and shock synthesis of synthetic diamonds. DMC performs metal cladding using its proprietary technologies. The revenues from our explosive metalworking businesses, as a proportion of consolidated DMC revenues, have increased from 68% in 2000 (as restated) to 71% in 2001 and 78% in 2002. DMC's Aerospace Group was formed as a result of the 1998 acquisitions of AMK Welding, Spin Forge and Precision Machined Products and accounted for 32%, 29% and 22% of our consolidated 2000, 2001 and 2002 revenues, respectively.

     Explosive Metalworking. Clad metal products are used in manufacturing processes or environments that involve highly corrosive chemicals, high temperatures and/or high pressure conditions. For example, we fabricate clad metal tube sheets for heat exchangers. Heat exchangers are used in a variety of high temperature, high pressure, highly corrosive chemical processes, such as processing crude oil in the petrochemical industry and processing chemicals used in the manufacture of synthetic fibers. In addition, DMC has produced titanium clad plates used in the fabrication of metal autoclaves to replace autoclaves made of brick and lead for customers in the nickel mining industry. We believe that our clad metal products are an economical, high-performance alternative to the use of solid corrosion-resistant alloys. In addition to clad metal products, the explosive metalworking business includes shock synthesis of synthetic diamonds.

     Aerospace Manufacturing. Products manufactured by our Aerospace Group are typically made from sheet metal and forgings that are subsequently machined or formed into precise, three-dimensional shapes that are held to tight tolerances. Metal machining and forming is accomplished through traditional technologies, including spinning, machining, rolling and hydraulic expansion. DMC also performs welding services utilizing a variety of manual and automatic welding techniques that include electron beam and gas tungsten arc welding processes. Forming and welding operations are often performed to support the manufacture of completed assemblies and sub-assemblies required by our customers. Fabrication and assembly services are performed utilizing close-tolerance machining, forming, welding, inspection and other special service capabilities. Our forming, machining, welding and assembly operations serve a variety of product applications in the commercial aircraft, aerospace, defense and power generation industries. Product applications include tactical missile motor cases, titanium pressure tanks for launch vehicles, and complex, high precision component parts for satellites.

     Impact of SFAS No. 142. In June 2001, the FASB authorized the issuance of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of. Under SFAS No. 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

     SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. DMC adopted SFAS No. 142 as of January 1, 2002 and in early 2002 disclosed that up to the full amount of the remaining goodwill associated with the Company's 1998 acquisition of PMP could be impaired. In the fourth quarter of 2002, DMC completed its evaluation of goodwill impairment at PMP and determined that the remaining goodwill in the amount of $3,800,108 was impaired. Accordingly, we wrote off all of the remaining PMP goodwill, less associated tax benefits of $1,482,000, and reported the resultant after tax loss of $2,318,108, or $.46 per diluted share, as a cumulative effect of a change in accounting principle.

     Restatement of 2000 for Reorganization. On July 3, 2001, DMC completed its acquisition of substantially all of the outstanding stock of Nobelclad Europe S.A. ("Nobelclad") from Nobel Explosifs France ("NEF"). Nobelclad and its wholly-owned subsidiary, Nitro Metall AB ("Nitro Metall"), operate cladding businesses located in Rivesaltes, France and Likenas, Sweden, respectively. NEF is wholly owned by Groupe SNPE and is a sister company to SNPE, Inc., which owns 55% of our common stock. The purchase price of approximately $5.3 million was financed through a $4.0 million intercompany note agreement between DMC and SNPE, Inc. and the assumption of approximately $1.23 million in third party bank debt associated with Nobelclad's acquisition of Nitro Metall from NEF prior to DMC's purchase of Nobelclad stock. As a result of DMC and Nobelclad both being majority owned by Groupe SNPE, the acquisition of Nobelclad has been accounted for as a reorganization of entities under common control. Our historical financial position and operating results have been restated to reflect the addition of the Nobelclad and Nitro Metall historical financial results as if the companies had been consolidated from June 2000, the date on which Groupe SNPE acquired its majority ownership in DMC.

     Due largely to the operating loss we incurred during 1999, DMC violated certain financial covenants under its debt agreements beginning with the quarter ended September 30, 1999. Once it became apparent that financial covenant violations under our debt agreements would continue, we began to evaluate various business strategies and financing alternatives in connection with the need to restructure our debt agreements and/or re-capitalize our balance sheet. These efforts culminated in DMC entering into a Stock Purchase Agreement (the "Agreement") with SNPE, Inc. ("SNPE") that was signed on January 20, 2000 and subsequently approved by our stockholders on June 14, 2000. The closing of the transaction, which was held immediately following stockholder approval, resulted in a payment from SNPE of $5,800,000 to DMC in exchange for 2,109,091 of DMC's common stock at a price of $2.75 per share causing SNPE to become a majority stockholder of DMC on the closing date. We also borrowed $3,500,000 on June 14, 2000 under a credit facility with SNPE that was replaced by a bank credit facility in December 2001.

     DMC generated significant operating income in 2001 and 2002 due to the strong financial performance of its Explosive Metalworking Group, which had earned a small operating profit in 2000 after incurring significant operating losses in 1999. In 2000, the Company experienced significant operating losses as a result of a significant decline in sales revenue and gross margin levels within its Aerospace Group. DMC has also experienced, and expects to continue to experience, quarterly fluctuations in operating results caused by various factors, including the timing and size of orders from major customers, customer inventory levels, shifts in product mix, the occurrence of acquisition and divestiture-related costs, and general economic conditions. In addition, the ongoing war in Iraq, the threat of terrorism and other geopolitical uncertainty could have a negative impact on the global economy, the industries served by DMC and DMC's operating results. We typically do not obtain long-term volume purchase contracts from our customers. Quarterly sales and operating results therefore depend on the volume and timing of backlog as well as bookings received during the quarter. A significant portion of our operating expenses is fixed, and planned expenditures are based primarily on sales forecasts and product development programs. If sales do not meet our expectations in any given period, the adverse impact on operating results may be magnified by our inability to adjust operating expenses sufficiently or quickly enough to compensate for such a shortfall. In addition, DMC uses numerous suppliers of alloys, steels and other materials for its operations. We typically bear the short-term risk of alloy, steel and other component price increases, which could adversely affect our gross profit margins. Although DMC will work with customers and suppliers to minimize the impact of any component shortages, component shortages have had, and are expected from time to time to have, short-term adverse effects on the our business. Results of operations in any period should not be considered indicative of the results to be expected for any future period. Fluctuations in operating results may also result in fluctuations in the price of our common stock.

     Year Ended December 31, 2002 compared to Year Ended December 31, 2001

     Net Sales. Net sales for 2002 increased 7.4% to $45,657,569 from $42,514,774 in 2001. Sales by our Explosive Metalworking Group, which include explosion bonding of clad metal and shock synthesis of synthetic diamonds, increased 18.6% to $35,603,415 in 2002 (78.0% of total sales) from $30,019,586 in 2001 (70.6% of total sales). Explosive Metalworking Group results for 2002 and 2001 include net sales of Nobelclad Europe in the amounts of $11,088,526 and $9,867,000, respectively. The 18.6% increase in worldwide Explosive Metalworking Group sales is principally attributable to more than $5 million of 2002 shipments in support of Inco's Goro Nickel Project in New Caledonia. Our Aerospace Group contributed $10,054,154 to 2002 sales (22.0% of total sales) versus sales of $12,495,188 in 2001 (29.4% of total sales). This decrease of $2,441,034, or 19.5%, reflects year-to-year sales decreases of 58% and 19% at Precision Machined Products ("PMP") and Spin Forge, respectively, that were only partially offset by a 60% sales increase at AMK Welding.

     Gross Profit. Gross profit for 2002 increased by 7.3% to $11,466,345 from $10,681,882 in 2001. Our consolidated gross profit margin for both years was 25.1%. The gross profit margin for our Explosion Metalworking Group increased from 30.9% in 2001 to 31.6% in 2002, while the gross profit margin for the Aerospace Group decreased to 2.2% in 2002 from 11.4% in 2001. The increase in the gross profit margin for the Explosive Metalworking Group is principally due to increased sales relating to the Goro Nickel Project and the more favorable absorption of fixed manufacturing overhead expenses that resulted from the higher 2002 sales volume. The decline in the gross margin rate for the Aerospace Group is principally due to the poor sales performance of PMP and Spin Forge where negative gross margins of 28% and 11%, respectively, were reported in 2002 compared to positive gross margins of 9% and 8%, respectively, in 2001. The negative 2002 gross margins are largely attributable to sales for these two divisions being at levels that did not provide for full coverage of their respective fixed manufacturing overhead costs.

     General and Administrative. General and administrative expenses decreased by $140,136, or 3.3%, to $4,090,103 in 2002 from $4,230,239 in 2001. The decline in general and administrative expenses reflects staffing reductions in the administration of our Aerospace Group and the discontinuance of goodwill amortization. As a percentage of net sales, general and administrative expenses decreased from 10.0% in 2001 to 9.0% in 2002. This decreased percentage is attributable to increased 2002 sales and lower year-to-year spending levels for our U.S. operations.

     Selling Expense. Selling expenses increased by 5.0% to $2,537,486 in 2002 from $2,415,750 in 2001. The increase in 2002 selling expenses relates to increased compensation expense associated with higher 2002 bonuses for the Explosive Metalworking Group and annual salary adjustments. As a percentage of net sales, selling expenses decreased from 5.7% in 2001 to 5.6% in 2002 due to the increase in 2002 net sales.

     Income from Operations. DMC reported income from operations of $4,838,756 in 2002, an increase of $802,863, or 19.9%, from the $4,035,893 reported in 2001. This year-to-year increase reflects a significant improvement in operating results for our Explosive Metalworking Group that was partially offset by an increased operating loss for our Aerospace Group. Our Explosive Metalworking Group reported income from operations of $6,149,961 in 2002 as compared to $4,487,824 in 2001. This 37% increase in operating income is largely attributable to the 18.6% sales increase discussed above. With no large projects like the Goro Nickel Project on the horizon, the Explosive Metalworking Group is likely to have difficulty matching its 2002 sales and operating income performance in 2003. DMC's Aerospace Group reported a loss from operations of $1,311,205 in 2002 compared to an operating loss of $451,931 in 2001. The Group's increased 2002 operating loss is attributable to the previously discussed significant decline in sales and gross profit at PMP and Spin Forge that was only partially offset by excellent operating results at AMK Welding. With the exception of AMK Welding who expects another strong year in 2003, our Aerospace Group continues to suffer from the depressed commercial aircraft market and decreased demand for satellite and launch vehicle component parts. Given the current economic environment, our previously stated goal of returning the Group to profitability for the full year 2003 may be difficult to achieve.

     Interest Expense, net. Interest expense decreased by 10.8% to $689,129 in 2002 from $772,723 in 2001. This decrease relates principally to a decline in interest rates during the year but also reflects lower average borrowings during the latter part of 2002. Outstanding borrowings were reduced to $11,702,239 at December 31, 2002 from $15,497,097 at the end of 2001. Related party interest expense totaled $272,727 and $488,000 in 2002 and 2001, respectively.

     Income Tax Provision. DMC recorded a consolidated income tax provision of $1,609,353 in 2002 on income before income taxes, extraordinary item and cumulative effect of a change in accounting principle as compared to a consolidated income tax provision of $401,600 in 2001. This significant increase reflects an increase in the effective tax rate to 39.3% in 2002 from 12.6% in 2001. The 2002 and 2001 income tax provisions include $1,292,700 and $102,600, respectively, related to U.S. taxes, with the remainder relating to foreign taxes associated with the acquired operations of Nobelclad. The 2001 tax provision in the U.S. was low because DMC was able to generate enough taxable income in 2001 to allow it to fully recognize the tax benefits associated with operating loss carry-forwards for which valuation allowances has been established as of December 31, 2000. Income tax provisions on the 2002 and 2001 earnings of Nobelclad and Nitro Metall have been provided based upon the respective French and Swedish statutory tax rates.

     Cumulative Effect of a Change in Accounting Principle. On January 1, 2002, DMC adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and in early 2002 disclosed that up to the full amount of the remaining goodwill associated with the Company's 1998 acquisition of PMP could be impaired. In the fourth quarter of 2002, we completed our evaluation of goodwill impairment at PMP and determined that the remaining goodwill in the amount of $3,800,108 was impaired. Accordingly, we wrote off all of the remaining PMP goodwill, less associated tax benefits of $1,482,000, and reported the resultant after tax loss of $2,318,108 as a cumulative effect of a change in accounting principle.

     Net Income. The Company recorded net income of $170,129 in 2002 compared to net income of $2,789,230 in 2001. This decline is attributable to the $2,318,108 goodwill impairment charge discussed above and an increase in the effective income tax rate to 39.3% in 2002 from 12.6% in 2001.

      Year Ended December 31, 2001 compared to Year Ended December 31, 2000

     Net Sales. Net sales for 2001 increased 25.9% to $42,514,774 from $33,759,581 in 2000. Sales by the Explosive Metalworking Group, which includes explosion bonding of clad metal and shock synthesis of synthetic diamonds, increased 31.3% to $30,019,586 in 2001 (70.6% of total sales) from $22,862,677 in 2000 (67.7% of total sales). The significant Explosive Metalworking Group sales increase is attributable to the acquisition of Nobelclad and improved domestic demand for clad metal plate. Nobelclad's net sales for the full year 2001 and the last six months of 2000 are included in the Company's consolidated financial statements and totaled $9,867,000 and $5,897,000 for the respective periods. The Company's Aerospace Group contributed $12,495,188 to 2001 sales (29.4% of total sales) versus sales of $10,896,904 in 2000 (32.3% of total sales). This increase of $1,598,284, or 14.7%, reflects year-to-year sales increases of 38% and 22% at AMK Welding and Spin Forge, respectively, that were partially offset by a 2% sales decrease at Precision Machined Products.

     Gross Profit. Gross profit for 2001 increased by 90.6% to $10,681,882 from $5,604,766 in 2000. The Company's gross profit margin for 2001 was 25.1%, a 51.2% increase from the gross profit margin of 16.6% in 2000. The gross profit margin for the Company's Explosion Metalworking Group increased from 18.1% in 2000 to 30.9% in 2001, while the gross profit margin for the Aerospace Group decreased to 11.4% in 2001 from 13.5% in 2000. The large increase in the gross profit margin for the Explosive Metalworking Group is principally due to improved market conditions, favorable changes in product mix, continual improvements in operating efficiency at the Group's new production facility in Mount Braddock, Pennsylvania and the acquisition of Nobelclad whose gross margin increased slightly from 26.4% in 2000 to 27.4% in 2001. The decline in the gross margin rate for the Aerospace Group reflects a significant improvement in AMK Welding's gross margin and a modest improvement in the Spin Forge gross margin that were more than offset by the poor margin performance of the Group's Precision Machined Products Division ("PMP") whose gross margin fell from approximately 27% in 2000 to less than 10% in 2001. PMP's gross margin decline is principally attributable to product mix changes but also reflects a reduction in sales that resulted in a lower absorption of fixed manufacturing costs.

     General and Administrative. General and administrative expenses decreased by $13,114, or 0.3%, to $4,230,239 in 2001 from $4,243,353 in 2000. If the general and administrative expenses of Nobelclad were excluded from the totals, general and administrative expenses would have decreased by 10.6% to $3,238,658 in 2001 from $3,622,403 in 2000. As a percentage of net sales, general and administrative expenses decreased from 12.6% in 2000 to 10.0% in 2001. This decreased percentage is attributable to the increase in the Company's sales during 2001 and lower year-to-year spending levels for the Company's U.S. operations and for Nobelclad.

     Selling Expense. Selling expenses increased by 21.3% to $2,415,750 in 2001 from $1,991,526 in 2000. As a percentage of net sales, selling expenses decreased from 5.9% in 2000 to 5.7% in 2001. If the selling expenses of Nobelclad were excluded from the totals, selling expenses would have increased by only 8.2% to $1,605,331 in 2001 from $1,483,476 in 2000. This increase relates principally to compensation expense related to bonuses associated with the Explosive Metalworking Group's strong 2001 financial performance.

     Income (Loss) from Operations. The Company reported income from operations of $4,035,893 in 2001 compared to a $630,113 loss from operations in 2000. The $4,666,006 year-to-year increase in the Company's income from operations reflects a significant improvement in operating results for the Explosive Metalworking Group and a reduced operating loss for the Aerospace Group. The Explosive Metalworking Group reported income from operations of $4,487,824 and $518,149 in 2001 and 2000, respectively. This dramatic improvement in operating results is primarily attributable to the Group's ability to increase its gross margin from 18.1% in 2000 to 30.9% in 2001. The Company's Aerospace Group reported a loss from operations of $451,931 in 2001 as compared to an operating loss of $1,148,262 in 2000. Both AMK Welding and Spin Forge reported improved operating results in 2001 that were partially offset by an increased operating loss at PMP.

     Interest Expense. Interest expense decreased by 27.2% to $799,571 in 2001 from $1,098,181 in 2000. This decrease relates principally to the significant decline in interest rates during 2001 as average borrowing levels did not change significantly from 2000 to 2001. The reduction in revolving credit debt that was made possible by SNPE Inc.'s June 14, 2000 equity investment in the Company was largely offset by the term loan and revolving credit debt that was incurred in connection with the Company's July 3, 2001 acquisition of Nobelclad and its Nitro Metall subsidiary. Total related party interest expense was $488,000 and $202,000 in 2001 and 2000, respectively.

     Income Tax Provision. The Company recorded a consolidated income tax provision of $401,600 in 2001 versus $164,000 in 2000 of which $102,400 and zero, respectively, related to U.S. taxes, with the remainder relating to foreign taxes associated with acquired operations of Nobelclad. The Company did not record a U.S. tax benefit in its December 31, 2000 financial statements since it had utilized all of its tax loss carry-backs in 1999 and the Company's financial position and near-term operations outlook as of December 31, 2000 made the future realization of tax benefits associated with net operating loss carry-forwards uncertain. Thus, the Company recorded a large valuation allowance as of December 31, 2000 that it was able to reverse when it generated taxable income in 2001 and recognized the tax benefits associated with its operating loss carry-forwards. The provision for U.S. taxes includes alternative minimum tax expense of $32,000 and deferred tax expense of $70,400. Income tax provisions on the 2001 and 2000 earnings of Nobelclad and Nitro Metall have been provided based upon the respective French and Swedish statutory tax rates. Historically, in the absence of operating loss carry-backs, operating loss carry-forwards and any related valuation allowance, the Company's effective tax rate has ranged from 37% to 39%.

     Net Income (Loss). The Company recorded net income of $2,789,230 in 2001 compared to a net loss of $1,740,610 in 2000. This significant improvement is principally attributable to the $4,666,006 increase in income from operations discussed above and also reflects the benefit of a low, 12.6% effective income tax rate in 2001, as discussed above.

     Liquidity and Capital Resources

     Historically, DMC has obtained most of its operational financing from a combination of operating activities and an asset-backed revolving credit facility. Due primarily to the operating losses incurred during 1999 and the first quarter of 2000, we violated certain financial covenants under both the revolving credit facility that was then in effect and the reimbursement agreement related to the letter of credit supporting payment of principal and interest under the Company's industrial development revenue bonds used to finance the construction of its manufacturing facilities in Pennsylvania. On June 14, 2000, our stockholders approved a Stock Purchase Agreement between DMC and SNPE, Inc ("SNPE"). The closing of the transaction, which was held immediately following stockholder approval, resulted in a payment from SNPE of $5,800,000 to DMC in exchange for 2,109,091 shares of DMC common stock at a price of $2.75 per share causing SNPE to become a majority stockholder of DMC on the closing date. An additional $1,200,000 cash payment was made by SNPE to DMC to purchase a five-year, 5% Convertible Subordinated Note that is convertible in whole or in part into common stock by SNPE at a conversion price of $6 per share. We also borrowed $3,500,000 on June 14, 2000 under a credit facility with SNPE that carried interest at the Federal Funds Rate plus 1.5% and provided for maximum borrowings of $4,500,000. Proceeds from the SNPE equity investment, convertible subordinated note issuance and credit facility borrowings aggregated $10,500,000 and enabled us to repay all outstanding borrowings under a bank revolving credit facility on which we had been in default since September 30, 1999. The bank revolving credit facility was terminated on June 14, 2000.

     As a result of the SNPE debt and equity infusion, we were also able to restructure financial covenants under a reimbursement agreement with our bank relating to a letter of credit in support of the our outstanding industrial development revenue bonds. This original bank letter of credit, which expired in September 2001, was secured by the U.S.-based accounts receivable, inventory, property, plant and equipment of our Explosive Metalworking Group and the bond proceeds not yet expended for construction. On September 5, 2001, we obtained a replacement letter of credit from a different bank that has a five-year term and does not require an asset pledge.

     In connection with its July 3, 2001 acquisition of Nobelclad, DMC entered into a $4,000,000 term loan agreement with SNPE. The term loan bears interest at the Federal Funds Rate plus 3.0%, payable quarterly. Commencing September 30, 2002 and on the last day of each calendar quarter thereafter, principal payments of $333,333 are due, with a final principal payment of $333,337 being due on June 30, 2005. The term loan is secured by a pledge of 65% of the capital stock of Nobelclad held by DMC. In anticipation of its acquisition by DMC, Nobelclad acquired the stock of Nitro Metall and financed this acquisition with proceeds obtained from a revolving credit facility with a French bank that provides for maximum borrowings of 1,448,266 Euros ($1,518,797 based upon the December 31, 2002 exchange rate). This bank line of credit, which had outstanding borrowings of $1,518,800 on December 31, 2002, carries interest at the Euro Interbank Offered Rate ("EURIBOR") plus 0.4%. Beginning on June 21, 2004 and on each anniversary date thereafter until final maturity on June 21, 2008, maximum borrowings available under the line become permanently reduced by 289,653 Euros. The bank has the option of demanding early repayment of any outstanding loans if Groupe SNPE's indirect ownership of Nobelclad falls below 50%. Nobelclad also maintains a 2 million Euro ($2,097,400 based upon the December 31, 2002 exchange rate) intercompany working capital line with Groupe SNPE under which borrowings of $235,367 were outstanding as of December 31, 2002. This intercompany line bears interest at EURIBOR plus 1.5%.

     In December 2001, we obtained a $6,000,000 revolving line of credit with a U.S. bank that replaced the $4,500,000 credit facility between DMC and SNPE, Inc. This new bank line of credit is being used to finance ongoing working capital requirements of our U.S. operations. Initial proceeds from the bank line of credit were used to repay $3,650,000 of borrowings that were outstanding under the credit facility with SNPE, Inc. The bank line, which expires on December 4, 2004, carries an interest rate equal to the bank's prime rate plus 1.0% through February 28, 2002 and the bank's prime rate plus 0.5% thereafter. Borrowings under the line of credit are limited to a calculated borrowing base that is a function of inventory and accounts receivable balances and are secured by accounts receivable and inventories of our U.S. operations and by new investments in property, plant and equipment with respect to U.S. operations that are made during the term of the agreement. As of December 31, 2002, borrowing availability under the line of credit was approximately $4.6 million greater than the $929,831 in outstanding borrowings as of that date.

     We believe that cash flow from operations and funds available under our credit facilities will be sufficient to fund working capital, debt service obligations and capital expenditure requirements of our current business operations for the foreseeable future. However, a significant portion of our sales is derived from a relatively small number of customers; therefore, the failure to perform existing contracts on a timely basis, and to receive payment for such services in a timely manner, or to enter into future contracts at projected volumes and profitability levels could adversely affect our ability to meet cash requirements exclusively through operating activities. Consequently, any restriction on the availability of borrowing under the our credit facilities could negatively affect our ability to meet future cash requirements. DMC attempts to minimize its risk of losing customers or specific contracts by continually improving product quality, delivering product on time and competing favorably on the basis of price. Risks associated with the availability of funds are minimized by borrowing from multiple lenders. The nature of DMC's business is largely insulated from the negative effects of inflation on sales and operating income because the pricing on custom orders reflects current raw material and other manufacturing costs.

     The Company's existing loan agreements include various covenants and restrictions, certain of which relate to the payment of dividends or other distributions to stockholders, redemption of capital stock, incurrence of additional indebtedness, mortgaging, pledging or disposition of major assets and maintenance of specified financial ratios. As of December 31, 2002, the Company is in compliance with all financial covenants and other provisions of its debt agreements.

      The table below presents principal cash flows and related weighted-average interest rates by expected maturity dates for the Company's debt obligations.

	As of December 31, 2002
	2003	2004	2005	2006	2007 and Thereafter	Total

Bank lines of credit	-	$1,233,590	$303,759	$303,759	$607,520	$2,448,628
Weighted average interest rate	3.88%	3.88%	3.88%	3.88%	3.88%	3.88

Line of Credit -- SNPE S.A.	$235,367	-	-	-	-	$235,367
	4.49%	-	-	-	-	4.49%

Subordinated note with SNPE, Inc.	-	-	$1,200,000	-	-	$1,200,000
	5.00%	5.00%	5.00%	-	-	5.00%

Term Loan with SNPE, Inc.	$1,333,332	$1,333,332	$666,670		-	$3,333,334
Weighted average interest rate	4.16%	4.16%	4.16%		-	4.16%

Industrial development
revenue bonds	$855,000	$930,000	$790,000	$185,000	$1,725,000	$4,485,000
Interest rate	1.80%	1.80%	1.80%	1.80%	1.80%	1.80%

     Highlights From the Statement of Cash Flows for the Year Ended December 31, 2002

     Net cash flows from operating activities for the year ended December 31, 2002 was $4,296,044, which consisted primarily of net income of $170,129 adjusted for non-cash depreciation and amortization expense of $1,775,474 and non-cash goodwill impairment charges of $3,800,108. These sources of operating cash flow were partially offset by negative net changes in various components of working capital in the amount of $1,211,698, including a $1,904,344 increase in accounts receivable.

     Net cash flow used in investing activities for the year ended December 31, 2002 was $1,465,195 and consisted primarily of $1,493,549 in capital expenditures.

     Net cash flow used in financing activities for the year ended December 31, 2002 was $3,707,178. Significant uses of cash for financing activities included a $2,451,266 reduction in borrowings under bank lines of credit, related party debt repayments of $815,107 and industrial development revenue bond principal payments of $795,000.

      Highlights From the Statement of Cash Flows for the Year Ended December 31, 2001

     Net cash flows from operating activities for the year ended December 31, 2001 was $4,685,334, which consisted primarily of net income of $2,789,230 adjusted for non-cash depreciation and amortization expense of $1,759,410. Positive net changes in various components of working capital contributed $72,061 to cash flow from operating activities for the year.

     Net cash flow used in investing activities for the year ended December 31, 2001 was $1,362,307 and consisted primarily of $1,360,186 in capital expenditures.

     Net cash flow used in financing activities for the year ended December 31, 2001 was $1,696,939. Significant sources of cash flow from financing activities included borrowings on new bank lines of credit in the aggregate amount of $4,609,097 and $4,000,000 in proceeds from a term loan with SNPE, Inc relating to the acquisition of Nobelclad. These sources were more than offset by the repayment of intercompany line of credit borrowings in the amount of $3,941,000, distributions to DMC's parent related to July 2001 reorganization of Nobelclad/Nitro Metall in the amount of $5,293,000, bond principal payments of $725,000, and dividend payments of $296,000 by Nobelclad and Nitro Metall to NEF, their former parent company.

     Highlights From the Statement of Cash Flows for the Year Ended December 31, 2000

     Net cash flows used in operating activities for the year ended December 31, 2000 was $348,702. The Company's net loss of $1,740,610 was offset by depreciation and amortization expense of $1,770,210 and thus had little impact on cash flow from operating activities. However, the net loss included a non-cash gain of $185,570 that, along with net negative changes in various components of working capital in the amount of $143,646, accounted for the majority of cash used in operating activities. Positive changes in working capital included a $1,360,000 reduction in income tax receivable relating to the receipt of tax refunds associated with 1999 tax loss carry-backs and a $2,026,507 increase in accounts payable and accrued expenses. The acquisition of Nobelclad accounted for $1,640,000 of the increase in accounts payable and accrued expenses. These positive changes in working capital were more than offset by negative working capital changes relating to increases in accounts receivable, inventories, and prepaid expenses of $2,814,244, $292,327, and $423,582, respectively. The acquisition of Nobelclad accounted for $2,030,000 of the accounts receivable increase and $422,000 of the increase in prepaid expenses.

     Net cash flow from investing activities for the year ended December 31, 2000 was $955,290. Significant sources of cash flow from investing activities included $940,036 in proceeds from the sales of property, plant and equipment, $354,588 from the repayment of a loan to a related party, $255,008 from the release of bond proceeds and $245,971 from other changes in non-current assets. These sources were partially offset by capital expenditures of $830,223, including $336,347 of expenditures on the new manufacturing facility in Pennsylvania.

     Financing activities for the year ended December 31, 2000 used $651,058 of cash. Significant sources of cash flow from financing activities included net proceeds in the aggregate amount of $10,186,252 from the SNPE transaction that closed on June 14, 2000 and $696,000 in line of credit borrowings. Sources of cash flow from the SNPE transaction were more than offset by the repayment of $10,255,000 in bank line of credit borrowings, $680,000 of bond principal payments and dividends payments of $298,000 by Nitro Metall to NEF, its former parent company.

     Future Capital Needs and Resources

     We anticipate that, for the foreseeable future, significant amounts of available cash flows will be utilized for:

-     operating expenses to support our domestic and foreign manufacturing operations;

-     capital expenditures;

-     debt service requirements; and

-     other general corporate expenditures.

     We expect cash inflows from operating activities to exceed outflows for the full year 2003. However, our success depends on the execution of our strategies, including our ability to:

-     secure an adequate level of new customer orders at all operating divisions; and

-     continue to implement the most cost-effective internal processes.

     Based on available cash resources, anticipated capital expenditures and projected operating cash flow, we believe that we will be able to fully fund our operations during 2003. In making this assessment, we have considered:

-     presently scheduled debt service requirements during 2003, as well as the availability of funding related to our line of credit with SNPE and our bank lines of credit;

-     the anticipated level of capital expenditures in 2003; and

-     our expectation of realizing positive cash flow from operations in 2003.

     Critical Accounting Policies

     In response to the SEC's Release No. 33-8040, Cautionary Advice Regarding Disclosure About Critical Accounting Policies, we identified the most critical accounting principles upon which our financial status depends. We determined the critical principles by considering accounting policies that involve the most complex or subjective decisions or assessments. We identified our most critical accounting policies to be those related to revenue recognition, inventory valuation and impact of foreign currency exchange rate risks.

     Revenue Recognition. The Company's contracts with its customers generally require the production and delivery of multiple units or products. The Company records revenue from its contracts using the completed contract method as products are completed and shipped to the customer. If, as a contract proceeds toward completion, projected total cost on an individual contract indicates a potential loss, the Company provides currently for such anticipated loss.

     Inventory Valuation. Inventories are stated at the lower-of-cost (first-in, first-out) or market value. Cost elements included in inventory are material, labor, subcontract costs and factory overhead.

     Impact of Foreign Currency Exchange Rate Risks. The functional currency for the Company's foreign operations is the applicable local currency for each affiliate company. Assets and liabilities of foreign subsidiaries for which the functional currency is the local currency are translated at exchange rates in effect at period-end, and the statements of operations are translated at the average exchange rates during the period. Exchange rate fluctuations on translating foreign currency financial statements into U.S. dollars that result in unrealized gains or losses are referred to as translation adjustments. Cumulative translation adjustments are recorded as a separate component of stockholders' equity and are included in other cumulative comprehensive income (loss). Transactions denominated in currencies other than the local currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of the transactions. Cash flows from the Company's operations in foreign countries are translated at actual exchange rates when known, or at the average rate for the period. As a result, amounts related to assets and liabilities reported in the consolidated statements of cash flows will not agree to changes in the corresponding balances in the consolidated balance sheets. The effects of exchange rate changes on cash balances held in foreign currencies are reported as a separate line item below cash flows from financing activities.

Recent Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not believe adoption will have a material effect on the Company's financial position.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which specifies that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred instead of recognized at the date of an entity's commitment to an exit plan. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. Management does not believe adoption will have a material effect on the Company's financial position.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation---Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also required that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. The Company has implemented all required disclosures of SFAS 148 in this Form 10-K filing. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition requirements of SFAS No. 148 are effective for the Company's fiscal year 2003. The Company does not plan to transition to a fair value method of accounting for stock-based employee compensation.

     Forward-Looking Statements

     Statements which are not historical facts contained in this report are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Factors that could cause actual results to differ materially include, but are not limited to the following: the ability to obtain new contracts at attractive prices; the size and timing of customer orders; fluctuations in customer demand; competitive factors; the timely completion of contracts; any actions which may be taken by SNPE as the controlling shareholder of the Company with respect to the Company and its businesses; the timing and size of expenditures; the timely receipt of government approvals and permits; the adequacy of local labor supplies at the Company's facilities; the availability and cost of funds; and general economic conditions, both domestically and abroad. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ITEM 7A.      Quantitative and Qualitative Disclosure about Market Risk

     The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates, primarily debt obligations. Since most of the Company's obligations carry variable interest rates, there is no material difference between the book value and the fair value of those obligations.

As of December 31, 2002

Line of credit with SNPE S.A. -- variable rate	$235,367
Interest rate	4.49%

Subordinated note with SNPE, Inc. -- fixed rate	$1,200,000
Interest rate	5.00%

Term-loan, SNPE Inc. related to acquisition of Nobelclad -- variable rate	$3,333,334
Interest rate	4.16%

Industrial development revenue Bonds -- variable rate	$4,485,000
Interest rate	1.80%

Bank lines of credit -- variable rates	$2,448,628
Weighted average interest rate	3.88%

     Prior to the acquisition of Nobelclad in 2001, all of DMC's sales were made in U.S. Dollars and, as a result, DMC was not exposed to foreign exchange risks. On a going forward basis, the functional currencies for the foreign operations of Nobelclad and Nitro Metall are the Euro and the Swedish Krona, respectively. Thus, the major foreign exchange risks relates to the Euro / Swedish Krona and Euro / U.S. Dollar conversion rates. Additionally, Nobelclad and Nitro Metall occasionally enter into transactions denominated in currencies other than the local currency, which exposes them to other foreign exchange risks. Sales made in currencies other than U.S. Dollars accounted for 24%, 23% and 17% of total sales for the years ended 2002, 2001 and 2000, respectively.

ITEM 8.      Consolidated Financial Statements

DYNAMIC MATERIALS CORPORATION AND SUBSIDIARY
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001 and for the Three Years Ended
December 2002, 2001 and 2000

Report of Independent Auditor

     To the Stockholders and the
     Board of Directors of Dynamic Materials Corporation:

     We have audited the accompanying consolidated balance sheet of Dynamic Materials Corporation and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2002. These consolidated financial statements are the responsibility of Dynamic Materials Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Dynamic Materials Corporation for the years ended December 31, 2001 and 2000, were audited by other auditors who have ceased operations and whose report dated February 25, 2002 expressed an unqualified opinion on those statements before the revision to include the transitional disclosures included in Note 3.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dynamic Materials Corporation and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 3 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

     As discussed above, the consolidated financial statements of Dynamic Materials Corporation as of December 31, 2001 and 2000, and for the years then ended were audited by other auditors who have ceased operations. As described in Note 3, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 3 with respect to 2001 and 2000 included (a) agreeing the previously reported net income (loss) to the previously issued consolidated financial statements and the adjustments to reported net income (loss) representing amortization expense (including any related tax effects) recognized in those periods related to goodwill, to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income (loss) to reported net income (loss). In our opinion, the disclosures for 2001 and 2000 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of Dynamic Materials Corporation other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on Dynamic Materials Corporation's 2001 and 2000 consolidated financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Denver, Colorado
February 14, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     To Dynamic Materials Corporation:

     We have audited the accompanying consolidated balance sheets of DYNAMIC MATERIALS CORPORATION (a Delaware corporation) and subsidiary as of December 31, 2001 and 2000 (as restated -- see Note 2), and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001 (year ended December 31, 2000 as restated -- see Note 2). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dynamic Materials Corporation and subsidiary as of December 31, 2001 and 2000 (as restated -- see Note 2), and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 (year ended December 31, 2000 as restated -- see Note 2), in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Denver, Colorado
February 25, 2002

     This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with Dynamic Materials Corporation's filing on Form 10-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 10-K. The consolidated balance sheet as of December 31, 2000, referred to in this report has not been included in the accompanying financial statements.

DYNAMIC MATERIALS CORPORATION & SUBSIDIARY CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001

CURRENT ASSETS:
Cash and cash equivalents	$ 1,158,234	$ 1,811,618
Accounts receivable, net of allowance for doubtful accounts of $255,769 and $234,304, respectively	8,747,238	6,486,171
Inventories	5,863,261	6,708,422
Prepaid expenses and other	798,236	1,143,356
Current deferred tax asset	315,500	261,400
	----------------	-----------------
Total current assets	16,882,469	16,410,967
	----------------	----------------

PROPERTY, PLANT AND EQUIPMENT	23,474,725	21,353,725
Less- Accumulated depreciation	(8,076,227)	(6,144,251)
	----------------	----------------
Property, plant and equipment-- net	15,398,498	15,209,474
	----------------	----------------

RESTRICTED CASH AND INVESTMENTS	191,202	189,128

GOODWILL, net of accumulated amortization of $234,299 and $768,913, respectively	847,076	4,647,185
INTANGIBLE ASSETS, net of accumulated amortization of $672,354 and $614,938, respectively	89,168	56,584
OTHER ASSETS, net	289,579	400,007
	----------------	---------------
Total assets	$33,697,992	$36,913,345
	----------------	---------------
	----------------	---------------

The accompanying notes are an integral part
of these consolidated financial statements.

DYNAMIC MATERIALS CORPORATION & SUBSIDIARY CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001

CURRENT LIABILITIES:
Bank overdraft	$ 213,979	$ -
Accounts payable	2,404,662	3,153,391
Accrued expenses	3,340,071	3,085,766
Current maturities on long-term debt	2,423,699	1,821,666
	--------------	---------------
Total current liabilities	8,382,411	8,060,823

LONG-TERM DEBT	9,278,630	13,675,431

NET DEFERRED TAX LIABILITIES	334,179	469,000

OTHER LONG-TERM LIABILITIES	89,539	-

DEFERRED GAIN ON SWAP TERMINATION	48,493	62,097

	--------------	--------------
Total liabilities	18,133,252	22,267,351
	--------------	--------------
COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS' EQUITY:
Preferred stock, $.05 par value; 4,000,000 shares authorized; no issued and outstanding shares	-	-
Common stock, $.05 par value; 15,000,000 shares authorized; 5,061,390 and 5,029,983 shares issued and outstanding, respectively	253,071	251,500
Additional paid-in capital	12,373,568	12,315,596
Retained earnings	2,763,027	2,592,898
Other cumulative comprehensive income (loss)	175,074	(514,000)
	---------------	---------------
Total stockholders' equity	15,564,740	14,645,994
	---------------	---------------
Total liabilities and stockholders' equity	$ 33,697,992	$36,913,345
	---------------	---------------
	---------------	---------------

The accompanying notes are an integral part
of these consolidated financial statements.

DYNAMIC MATERIALS CORPORATION & SUBSIDIARY CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
	2002	2001	2000

NET SALES	$ 45,657,569	$ 42,514,774	$ 33,759,581

COST OF PRODUCTS SOLD	34,191,224	31,832,892	28,154,815
	----------------	----------------	---------------
Gross profit	11,466,345	10,681,882	5,604,766
	----------------	----------------	---------------
COSTS AND EXPENSES:
General and administrative expenses	4,090,103	4,230,239	4,243,353
Selling expenses	2,537,486	2,415,750	1,991,526
	----------------	---------------	---------------
Total costs and expenses	6,627,589	6,645,989	6,234,879
	---------------	---------------	----------------
INCOME (LOSS) FROM OPERATIONS	4,838,756	4,035,893	(630,113)

OTHER INCOME (EXPENSE):
Other income (expense), net	(52,037)	(72,340)	200,290
Interest expense, net of amounts capitalized	(420,503)	(311,571)	(896,181)
Related party interest expense	(272,727)	(488,000)	(202,000)
Interest income	4,101	26,848	31,505
	---------------	---------------	----------------
Income (loss) before income taxes, extraordinary item and cumulative effect of a change in accounting principle	4,097,590	3,190,830	(1,496,499)

INCOME TAX PROVISION	(1,609,353)	(401,600)	(164,000)
	----------------	----------------	----------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	2,488,237	2,789,230	(1,660,499)

EXTRAORDINARY ITEM -- LOSS FROM EARLY EXTINGUISHMENT OF DEBT	-	-	(80,111)
	----------------	----------------	----------------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	2,488,237	2,789,230	(1,740,610)

CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE, NET OF TAX BENEFIT OF $1,482,000	(2,318,108)	-	-
	----------------	---------------	---------------
NET INCOME (LOSS)	$ 170,129	$ 2,789,230	$(1,740,610)
	----------------	---------------	---------------
	----------------	---------------	---------------

NET INCOME (LOSS) PER SHARE -- BASIC:
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	$ 0.49	$ 0.56	$ (0.41)
Extraordinary item	-	-	(0.02)
Cumulative effect of a change in accounting principle	(0.46)	-	-
	--------------	--------------	------------
Net income (loss)	$ 0.03	$ 0.56	$ (0.43)
	--------------	--------------	------------
	--------------	--------------	------------
NET INCOME (LOSS) PER SHARE -- DILUTED:
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	$ 0.49	$ 0.55	$ (0.41)
Extraordinary item	-	-	(0.02)
Cumulative effect of a change in accounting principle	(0.46)	-	-
	--------------	-------------	------------
Net income (loss)	$ 0.03	$ 0.55	$ (0.43)
	--------------	-------------	------------
	--------------	-------------	------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic	5,042,382	5,003,399	4,004,873
	--------------	-------------	------------
	--------------	-------------	------------
Diluted	5,087,051	5,051,223	4,004,873
	--------------	-------------	------------
	--------------	-------------	------------

The accompanying notes are an integral part of these consolidated financial statements.

DYNAMIC MATERIALS CORPORATION & SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Retained Earnings of the Company	Equity of Nobelclad and Nitro Metall	Deferred Compensation	Other Cumulative Comprehensive Loss	Total	Comprehensive Loss for The period
Balances, December 31, 1999	2,842,429	$ 142,122	$ 7,122,553	$ 2,803,278	$ -	$ (37,970)	$ -	$ 10,029,983
Shares issued to SNPE Inc., net of $563,748 in issuance costs	2,109,091	105,455	5,130,797	-	-	-	-	5,236,252

Shares issued in connection with the employee stock purchase plan	42,561	2,128	42,322	-	-	-	-	44,450

Amortization of deferred compensation	-	-	-	-	-	4,219	-	4,219

Dividends paid by Nitro Metall to former parent company (See Note 2)	-	-	-	-	(298,000)	-	-	(298,000)

Retroactive consolidation of Nobelclad and Nitro Metall effective June 30, 2000, to reflect the July 2001 reorganization of entities under common control	-	-	-	-	4,628,000	-	-	4,628,000

Forfeiture of restricted stock grant	(3,750)	(188)	(33,563)	-	-	33,751	-	-

Net income (loss)	-	-	-	(2,010,610)	270,000	-	-	(1,740,610)	$(1,740,610)

Change in cumulative foreign currency translation adjustment	-	-	-	-	-	-	(165,000)	(165,000)	(165,000)
	------------	------------	------------	------------	------------	------------	------------	------------	------------
Balances, December 31, 2000	4,990,331	$ 249,517	$12,262,109	$ 792,668	$ 4,600,000	$ -	$ (165,000)	$17,739,294	$(1,905,610)
	------------	------------	------------	------------	------------	------------	------------	------------	------------
	------------	------------	------------	------------	------------	------------	------------	------------	------------

The accompanying notes are an integral part of these consolidated financial statements.

DYNAMIC MATERIALS CORPORATION & SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Retained Earnings of the Company	Equity of Nobelclad and Nitro Metall	Deferred Compensation	Other Cumulative Comprehensive Loss	Total	Comprehensive Income for The period
Balances, December 31, 2000	4,990,331	$ 249,517	$12,262,109	$ 792,668	$ 4,600,000	-	$ (165,000)	$17,739,294

Shares issued for stock option exercises	1,250	63	2,125	-	-	-	-	2,188

Shares issued in connection with the employee stock purchase plan	38,402	1,920	51,362	-	-	-	-	53,282

Dividends paid by Nobelclad and Nitro Metall to former parent company (see Note 2)	-	-	-	-	(296,000)	-	-	(296,000)

Deemed dividend for debt obligation to SNPE and third party debt assumed in July 2001 as part of reorganization of entities under common control (See Note 2)	-	-	-	(989,000)	(4,304,000)	-	-	(5,293,000)

Net income	-	-	-	2,789,230	-	-	-	2,789,230	$ 2,789,230

Change in cumulative foreign currency translation adjustment	-	-	-	-	-	-	(349,000)	(349,000)	(349,000)
	------------	------------	------------	------------	------------	------------	------------	------------	------------
Balances, December 31, 2001	5,029,983	$ 251,500	$12,315,596	$2,592,898	$ -	$ -	$(514,000)	$14,645,994	$2,440,230
	------------	------------	------------	------------	------------	------------	------------	------------	------------
	------------	------------	------------	------------	------------	------------	------------	------------	------------

The accompanying notes are an integral part
of these consolidated financial statements.

DYNAMIC MATERIALS CORPORATION & SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Retained Earnings of the Company	Equity of Nobelclad and Nitro Metall	Deferred Compensation	Other Cumulative Comprehensive Loss	Total	Comprehensive Income for The period
Balances, December 31, 2001	5,029,983	$ 251,500	$12,315,596	$2,592,898	-	-	$(514,000)	$14,645,994

Shares issued for stock option exercises	17,252	863	24,577	-	-	-	-	25,440

Shares issued in connection with the employee stock purchase plan	14,155	708	33,395	-	-	-	-	34,103

Net income	-	-	-	170,129	-	-	-	170,129	$170,129

Change in cumulative foreign currency translation adjustment	-	-	-	-	-	-	689,074	689,074	689,074
	------------	------------	------------	------------	------------	------------	------------	------------	------------
Balances, December 31, 2002	5,061,390	$ 253,071	$12,373,568	$ 2,763,027	$ -	$ -	$ 175,074	$15,564,740	$859,203
	------------	------------	------------	------------	------------	------------	------------	------------	------------
	------------	------------	------------	------------	------------	------------	------------	------------	------------

The accompanying notes are an integral part
of these consolidated financial statements.

DYNAMIC MATERIALS CORPORATION & SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$ 170,129	$ 2,789,230	$ (1,740,610)
Adjustments to reconcile net income (loss) to net cash flows from operating activities-
Depreciation	1,718,058	1,470,429	1,461,417
Amortization	57,416	288,981	308,793
Amortization of deferred compensation	-	-	4,219
Amortization of deferred gain on swap termination	(13,604)	(15,790)	(55,305)
Impairment of goodwill, net of tax	2,318,108	-	-
Provision for deferred income taxes	1,303,953	79,600	2,000
Loss (gain) on sale of property, plant and equipment	(8,887)	823	(185,570)
Change in-
Accounts receivable, net	(1,904,344)	631,952	(2,814,244)
Inventories	1,294,161	(600,267)	(292,327)
Prepaid expenses and other	155,543	(215,863)	(423,582)
Income tax receivable	-	-	1,360,000
Accounts payable	(1,103,579)	(605,910)	1,411,724
Accrued expenses	309,090	862,149	614,783
	-------------	-------------	-------------
Net cash flows from operating activities	4,296,044	4,685,334	(348,702)
	-------------	-------------	-------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment and earnings on bond proceeds	(2,074)	(9,734)	(10,090)
Release of bond proceeds by trustee	-	-	255,008
Cash paid in connection with the construction of the new facility	-	-	(336,347)
Acquisition of property, plant and equipment	(1,493,549)	(1,360,186)	(493,876)
Proceeds from repayment of loan to related party	-	-	354,588
Change in other non-current assets	20,428	6,453	245,971
Proceeds from sale of property, plant and equipment	10,000	1,160	940,036
	-------------	-------------	-------------
Net cash flows from investing activities	(1,465,195)	(1,362,307)	955,290
	-------------	-------------	-------------

The accompanying notes are an integral part
of these consolidated financial statements.

DYNAMIC MATERIALS CORPORATION & SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings/(payments) on bank line of credit, net	$ (2,451,266)	$ 3,381,097	$ 696,000
Repayment on bank line of credit	-	-	(10,255,000)
Payment on SNPE, Inc. term loan	(666,666)	-	-
Payment on industrial development revenue bonds	(795,000)	(725,000)	(680,000)
Proceeds from issuance of common stock to SNPE, Inc., net of issuance costs	-	-	5,236,252
Borrowings on SNPE, Inc. line of credit	-	-	3,750,000
Borrowings on SNPE, Inc. convertible subordinated note	-	-	1,200,000
Reorganization of entities under common control-
Borrowed from parent under note payable	-	4,000,000	-
Distributions to parent for July 2001 reorganization	-	(5,293,000)	-
Dividends paid by Nobelclad / Nitro Metall to former parent company	-	(296,000)	(298,000)
Payments on capital lease obligation	-	(3,394)	(34,905)
Payment of deferred financing costs	-	(146,109)	(116,384)
Bank overdraft	213,979	-	-
Repayment of bank overdraft	-	-	(193,471)
Change in other long-term liabilities	80,673	-	-
Net proceeds from issuance of common stock	59,543	55,467	44,450
	--------------	--------------	--------------
Net cash flows from financing activities	(3,707,178)	(1,739,939)	(651,058)
	--------------	--------------	--------------

EFFECTS OF EXCHANGE RATES ON CASH	222,945	(70,000)	(39,000)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(653,384)	1,513,088	(83,470)

CASH AND CASH EQUIVALENTS, beginning of the year	1,811,618	298,530	382,000
	--------------	--------------	--------------
CASH AND CASH EQUIVALENTS, end of the year	$ 1,158,234	$ 1,811,618	$ 298,530
	--------------	--------------	--------------
	--------------	--------------	--------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for-
Interest	$ 552,642	$ 683,542	$ 856,026
	--------------	--------------	--------------
	--------------	--------------	--------------
Income taxes	$ 317,546	$ 154,531	$ 162,547
	--------------	--------------	--------------
	--------------	--------------	--------------

The accompanying notes are an integral part
of these consolidated financial statements.

DYNAMIC MATERIALS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000

(1) ORGANIZATION AND BUSINESS

     Dynamic Materials Corporation (the "Company") was incorporated in the state of Colorado in 1971, and reincorporated in the state of Delaware during 1997, to provide products and services requiring explosive metalworking. The Company is headquartered in Boulder, Colorado and has manufacturing facilities in the United States, France and Sweden. Customers are located throughout North America, Western Europe, Australia and the Far East. The Company currently operates under two business groups -- explosion metalworking, in which metals are metallurgically joined or altered by using explosives; and aerospace, in which parts are machined, formed or welded primarily for the commercial aircraft and aerospace industries. The Company's wholly-owned subsidiary, Nobelclad Europe S.A. ("Nobelclad"), was acquired during 2001 (See Note 2) from an affiliate of the Company's parent.

     Transaction with SNPE, Inc.

     On June 14, 2000, the Company's stockholders approved a Stock Purchase Agreement ("the Agreement") between the Company and SNPE, Inc. ("SNPE"). The closing of the transaction, which was held immediately following stockholder approval, resulted in a payment from SNPE of $5,800,000 to the Company in exchange for 2,109,091 of the Company's common stock at a price of $2.75 per share causing SNPE to become a 50.8% stockholder of the Company on the closing date. In addition, the Company borrowed $1,200,000 under a convertible subordinated note from SNPE. The Company also borrowed an original amount of $3,500,000 under a credit facility with SNPE (see Note 4). Proceeds from the SNPE equity investment, convertible subordinated note issuance and credit facility borrowings enabled the Company to repay all borrowings from its bank under a revolving credit facility on which the Company had been in default since September 30, 1999. SNPE Inc. held 406,400 shares of the Company, prior to the Agreement, and purchased an additional 248,000 shares on June 20, 2000. SNPE, Inc. currently owns 2,763,491 shares or 55% of the Company's common stock.

(2) ACQUISITIONS

     On July 3, 2001, the Company completed its acquisition of substantially all of the outstanding stock of Nobelclad from Nobel Explosifs France ("NEF"). Nobelclad and its wholly-owned subsidiary, Nitro Metall AB ("Nitro Metall"), operate cladding businesses located in Rivesaltes, France and Likenas, Sweden, respectively. NEF is wholly owned by SNPE S.A. ("Groupe SNPE") and is a sister company to SNPE, Inc., which owns 55% of the Company's common stock. The purchase price of approximately $5.3 million was financed through a $4.0 million intercompany note agreement between the Company and SNPE, Inc. and the assumption of approximately $1.23 million in third party bank debt associated with Nobelclad's acquisition of Nitro Metall from NEF prior to the Company's purchase of Nobelclad stock.

     As a result of the Company and Nobelclad both being majority owned by Groupe SNPE, the acquisition of Nobelclad has been accounted for as a reorganization of entities under common control. The financial statements of the Company for the year ended December 31, 2000 have been retroactively restated to effectively combine the historical financial statements of Nobelclad and Nitro Metall prospectively, from June 2000, the date SNPE acquired a majority interest in the Company. The purchase price paid by the Company in July 2001 of $5.3 million, the majority of which was financed by a note payable to SNPE and third-party debt assumed from SNPE, is reflected in the restated statement of stockholder's equity as a deemed dividend paid to SNPE at the time of the reorganization. The historical cost amounts for Nobelclad and Nitro Metall that were retroactively combined are as follows:

December 31, 2001
Balance sheet
Current assets	$ 5,546,000
Net property, plant & equipment	2,139,000
Total assets	7,685,000
Current liabilities	3,186,000
Non-current liabilities	1,413,000
Stockholders' equity	3,086,000

	Period from January 1, 2001 through December 31, 2001	Period from June 30, 2000 through December 31, 2000
Statement of Operations
Net sales	$ 9,867,000	$ 5,897,000
Cost of products sold	7,014,000	4,332,000
	________	________
Gross profit	2,853,000	1,565,000
Costs and expenses	1,802,000	1,129,000
	________	________
Income from operations	1,051,000	436,000
Other income (expense)	(163,000)	(2,000)
	________	________
Income before income tax provision	888,000	434,000
Income tax benefit (provision)	(299,000)	(164,000)
	________	________
Net income	$ 589,000	$ 270,000
	________	________
	________	________

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and subsidiary in which it has a greater than a 50% interest. All significant intercompany accounts, profits and transactions have been eliminated in consolidation. Investments in affiliates that are not majority-owned and where the Company does not exercise significant influence are reported using the equity method of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Foreign Operations and Foreign Exchange Rate Risk

     The functional currency for the Company's foreign operations is the applicable local currency for each affiliate company. Assets and liabilities of foreign subsidiaries for which the functional currency is the local currency are translated at exchange rates in effect at period-end, and the statements of operations are translated at the average exchange rates during the period. Exchange rate fluctuations on translating foreign currency financial statements into U.S. dollars that result in unrealized gains or losses are referred to as translation adjustments. Cumulative translation adjustments are recorded as a separate component of stockholders' equity and are included in other cumulative comprehensive income (loss). Transactions denominated in currencies other than the local currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of the transactions. Cash flows from the Company's operations in foreign countries are translated at actual exchange rates when known, or at the average rate for the period. As a result, amounts related to assets and liabilities reported in the consolidated statements of cash flows will not agree to changes in the corresponding balances in the consolidated balance sheets. The effects of exchange rate changes on cash balances held in foreign currencies are reported as a separate line item below cash flows from financing activities.

     Cash and Cash Equivalents

     For purposes of the financial statements, the Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash held in escrow and restricted to a specific use is classified based on the expected timing of such disbursement.

     Inventories

     Inventories are stated at the lower-of-cost (first-in, first-out) or market value. Cost elements included in inventory are material, labor, subcontract costs and factory overhead.

     Inventories consist of the following at December 31, 2002 and 2001:

	2002	2001

Raw materials	$ 1,846,038	$ 2,414,394
Work in process	3,835,176	4,230,671
Supplies	182,047	63,357
	-------------	-------------
	$ 5,863,261	$ 6,708,422
	-------------	-------------
	-------------	-------------

     Shipping and handling costs incurred by the Company upon shipment to customers are included in cost of products sold in the accompanying consolidated statement of operations.

     Property, Plant and Equipment

     Property, plant and equipment are recorded at cost. Additions, improvements and betterments are capitalized when incurred. Maintenance and repairs are charged to operations as the costs are incurred. Depreciation is computed using the straight-line method over the estimated useful life of the related asset as follows:

Building and improvements	3-30 years
Manufacturing equipment and tooling	3-15 years
Furniture, fixtures and computer equipment	3-10 years
Other	3-10 years

     Property, plant and equipment consists of the following at December 31, 2002 and 2001:

	2002	2001

Land	$ 477,613	$ 435,736
Building and improvements	7,143,932	6,664,845
Manufacturing equipment and tooling	12,716,131	11,726,322
Furniture, fixtures and computer equipment	2,567,292	2,330,602
Other	569,757	196,220
	--------------	--------------
	$ 23,474,725	$ 21,353,725
	--------------	--------------
	--------------	--------------

     Asset Impairments

     The Company reviews its long-lived assets and certain identifiable intangibles to be held and used by the Company for impairment whenever events or changes in circumstances indicate their carrying amount may not be recoverable. In so doing, the Company estimates the future net cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized to reduce the asset to its estimated fair value. Otherwise, an impairment loss is not recognized. Long-lived assets and certain identifiable intangibles to be disposed of, if any, are reported at the lower of carrying amount or fair value less cost to sell. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

     Goodwill

     Goodwill represents the excess of acquisition costs over the fair value of net assets of businesses acquired. Prior to the Company's January 1, 2002 adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), goodwill was amortized on a straight-line basis over a period of 25 years. Under, SFAS 142, goodwill is no longer required to be amortized; however, the carrying value of goodwill must be tested annually for impairment.

     In the year of its adoption, SFAS 142 required a transitional goodwill impairment evaluation, which was a two-step process. The first step was to determine whether there was an indication that goodwill was impaired on January 1, 2002. SFAS 142 required a separate impairment evaluation of goodwill relating to the Company's U.S.-based Clad Metal Products and Precision Machined Products ("PMP") reporting units, the only two reporting units with recorded goodwill. To perform the first step, either Company management or a third party appraiser estimated the fair value of each reporting unit based upon discounting the expected future cash flows. The estimated fair value of each reporting unit was then compared to its carrying value, including goodwill. This first step evaluation indicated an impairment of the goodwill recorded by its PMP reporting unit, but no impairment of the goodwill recorded with respect to its U.S.-based Clad Metal Products reporting unit.

     Since the first step indicated an impairment of PMP's goodwill, SFAS 142 required a second step to determine the amount of the impairment. The amount of the impairment was determined by comparing the implied fair value of PMP's goodwill to its carrying value. The implied fair value of the goodwill was determined by allocating the estimated fair value of PMP to its assets and liabilities as if it had been acquired on January 1, 2002 and the estimated fair value was the purchase price. Any excess "purchase price" over the amounts assigned to the assets and liabilities would represent the implied value of goodwill. In the case of PMP, the estimated fair value or "purchase price" was less than the amounts assigned to the assets and liabilities. Therefore, the full carrying value of PMP goodwill in the amount of $3,800,108 was considered impaired and the resultant loss associated with the write-off of this amount, net of a tax benefit of $1,482,000, has been recorded as a cumulative effect of a change in accounting principle in the consolidated statement of operations for the year ended December 31, 2002.

     The following tables summarize the Company's net income before extraordinary item and cumulative effect of a change in accounting principle, net income (loss), and earnings (loss) per share had the provisions of SFAS 142 been in effect on January 1, 2000:

December 31,
	2002	2001	2000

Reported net income (loss) before extraordinary item and cumulative effect of a change in accounting principle	$ 2,488,237	$ 2,789,230	$ (1,660,499)
Goodwill amortization, net of tax of $84,500 in 2001 and 2002	-	132,100	132,100
	--------------	--------------	--------------
Adjusted net income (loss) before extraordinary item and cumulative effect of a change in accounting principle	$ 2,488,237	$ 2,921,330	$ (1,528,399)
	--------------	--------------	--------------
	--------------	--------------	--------------
Basic per share-- as reported	$ 0.49	$ 0.56	$ (0.41)
Diluted per share-- as reported	$ 0.49	$ 0.55	$ (0.41)
Basic per share-- adjusted	$ 0.49	$ 0.58	$ (0.38)
Diluted per share-- adjusted	$ 0.49	$ 0.58	$ (0.38)

December 31,
	2002	2001	2000

Reported net income (loss)	$ 170,129	$ 2,789,230	$ (1,740,610)
Goodwill amortization, net of tax of $84,500 in 2001 and 2002	-	132,100	132,100
	--------------	--------------	--------------
Adjusted net income (loss)	$ 170,129	$ 2,921,330	$ (1,608,510)
	--------------	--------------	--------------
	--------------	--------------	--------------
Basic per share-- as reported	$ 0.03	$ 0.56	$ (0.43)
Diluted per share-- as reported	$ 0.03	$ 0.55	$ (0.43)
Basic per share-- adjusted	$ 0.03	$ 0.58	$ (0.40)
Diluted per share-- adjusted	$ 0.03	$ 0.58	$ (0.40)

     Intangible Assets

     The Company holds numerous product and process patents related to the business of explosion metalworking and metallic products produced by various explosive processes. The Company's current patents expire between 2002 and 2012; however, expiration of any single patent is not expected to have a material adverse effect on the Company or its operations.

     Patent costs are included in intangible assets in the accompanying balance sheets and include primarily legal and filing fees associated with the patent registration. These costs are amortized over the expected useful life of the issued patent, up to 17 years.

     Non-compete agreements are included in intangible assets in the accompanying balance sheets and are fully amortized as of December 31, 2002.

     Intangible assets are summarized as follows as of December 31, 2002 and 2001:

	2002	2001
Non-compete agreements	$ 420,000	$ 420,000
Patents and other	341,522	251,522
	--------------	--------------
	761,522	671,522
Accumulated amortization	(672,354)	(614,938)
	--------------	--------------
	$ 89,168	$ 56,584
	--------------	--------------
	--------------	--------------

     Other Assets

     Included in other assets are deferred financing costs of $175,174 and $212,623, net of accumulated amortization of $101,683 and $34,234, as of December 31, 2002 and 2001, respectively. The deferred financing costs outstanding at December 31, 2002 related to the Company's new bank line of credit (see Note 4) and the replacement letter of credit on the industrial revenue bonds (see Note 4). The Company obtained the new bank line of credit in December 2001 and is amortizing the related deferred financing costs over the three-year term of the loan agreement. With the proceeds from the new bank line of credit, the Company paid off the intercompany line of credit with SNPE, Inc. All deferred financing costs related to the SNPE, Inc. line of credit were fully amortized. The original letter of credit on the industrial revenue bonds expired in September 2001 at which time the Company obtained a replacement letter of credit. The deferred financing costs associated with the replacement letter of credit in the amount of $100,225 are being amortized over its five-year term. Also included in other assets at December 31, 2002 and 2001 are net bond issue costs of $79,160 and $101,367, respectively, associated with the industrial development revenue bonds used to finance the Company's new manufacturing facility (Note 4). These costs, which originally totaled $195,720, are being amortized over the life of the bonds.

     Revenue Recognition

     The Company's contracts with its customers generally require the production and delivery of multiple units or products. The Company records revenue from its contracts using the completed contract method as products are completed and shipped to the customer. If, as a contract proceeds toward completion, projected total cost on an individual contract indicates a potential loss, the Company provides currently for such anticipated loss.

     Net Income (Loss) Per Share

     Basic earnings per share ("EPS") is computed by dividing net (loss) income by the weighted average number of shares of common stock outstanding during the period. Diluted EPS recognizes the potential dilutive effects of dilutive securities. The following represents a reconciliation of the numerator and denominator used in the calculation of basic and diluted EPS:

	For the year ended December 31, 2002
			Per share
	Income	Shares	Amount
Basic earnings per share:
Income available to common stockholders	$170,129	5,042,382	$ 0.03
			________
			________

Dilutive effect of options to purchase common stock	-	44,669
	________	________	________
Dilutive earnings per share:
Income available to common stockholders	$170,129	5,087,051	$ 0.03
	________	________	________
	________	________	________

	For the year ended December 31, 2001
			Per share
	Income	Shares	Amount
Basic earnings per share:
Income available to common stockholders	$2,789,230	5,003,399	$ 0.56
			________
			________

Dilutive effect of options to purchase common stock	-	47,824
	________	________
Dilutive earnings per share:
Income available to common stockholders	$2,789,230	5,051,223	$ 0.55
	________	________	________
	________	________	________

     During the year ended December 31, 2000, the Company incurred a net loss, therefore, there is no difference in basic and diluted loss per share because the effect of options to purchase common stock and the conversion of the convertible subordinated debt is antidilutive.

     Fair Value of Financial Instruments

     The carrying value of cash and cash equivalents, trade accounts receivable and payable, accrued expenses and notes receivable are considered to approximate fair value due to the short-term nature of these instruments. The fair value of the Company's long-term debt is estimated to approximate carrying value based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities.

     Income Taxes

     The Company recognizes deferred tax assets and liabilities for the expected future income tax consequences based on enacted tax laws of temporary differences between the financial reporting and tax bases of assets and liabilities. The Company recognizes deferred tax assets for the expected future effects of all deductible temporary differences. Deferred tax assets are then reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits which, more likely than not based on current circumstances, are not expected to be realized (see Note 6).

     Concentration of Credit Risk

     Financial instruments, which potentially subject the Company to a concentration of credit risk, consist primarily of cash, restricted cash, cash equivalents and accounts receivable. Generally, the Company does not require collateral to secure receivables. The Company currently has no significant financial instruments with off-balance sheet risk of accounting losses, such as foreign exchange contracts, options contracts, or other foreign currency hedging arrangements.

     Stock Based Compensation

     The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options is generally equal to the market price of the underlying stock on the date of the grant, no compensation expense is recognized. Statement of Financial Accounting Standards No. 123, Accounting and Disclosure of Stock-Based Compensation ("SFAS 123"), establishes an alternative method of expense recognition for stock-based compensation awards to employees that is based on fair values. The Company elected not to adopt SFAS 123 for expense recognition purposes.

     Pro-forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options and employees stock purchase plan under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2002	2001	2000
Risk-free interest rate	3.8%	4.4%	6.4%
Expected lives	4.0 years	4.0 years	4.0 years
Expected volatility	101.2%	103.0%	97.2%
Expected dividend yield	0%	0%	0%

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price characteristics significantly different from those of traded options. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     The weighted average fair value of options granted during 2002, 2001 and 2000 was $2.18, $1.45, and $1.21, respectively. For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro-forma net income (loss) and pro-forma net income (loss) per share, as if the Company had used the fair value accounting provisions of SFAS 123, are shown below.

	Year Ended December 31,
	2002	2001	2000

Net (loss) income:
As reported	$ 170,129	$2,789,230	$(1,740,610)
Pro forma	$ (32,981)	$2,553,429	$(2,052,069)

Pro forma basic earnings (loss) per common share:
As reported	$ 0.03	$ 0.56	$(0.43)
Pro forma	$ (0.01)	$ 0.51	$(0.50)

Pro forma diluted earnings (loss) per common share:
As reported	$ 0.03	$ 0.55	$(0.43)
Pro forma	$ (0.01)	$ 0.51	$(0.50)

     Recent Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligations, which establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not believe adoption will have a material effect on the Company's financial position.

     In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which specifies that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred instead of recognized at the date of an entity's commitment to an exit plan. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. Management does not believe adoption will have a material effect on the Company's financial position.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation---Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also required that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. The Company has implemented all required disclosures of SFAS 148. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition requirements of SFAS No. 148 are effective for the Company's fiscal year 2003. The Company does not plan to transition to a fair value method of accounting for stock-based employee compensation.

(4) LONG-TERM DEBT

     Long-term debt consists of the following at December 31, 2002 and 2001:

	2002	2001

Line of credit -- SNPE S.A.	$ 235,367	$ 360,000

Convertible subordinated note -- SNPE, Inc.	1,200,000	1,200,000

Term-loan - SNPE, Inc. related to the acquisition of Nobelclad	3,333,334	4,000,000

Bank lines of credit	2,448,628	4,657,097

Industrial development revenue bonds	4,485,000	5,280,000
	--------------	--------------
	11,702,329	15,497,097

Less- Current maturities	(2,423,699)	(1,821,666)
	--------------	--------------
	$ 9,278,630	$ 13,675,431
	--------------	--------------
	--------------	--------------

     SNPE S.A. Line of Credit

     The Company's subsidiary, Nobelclad, has a line of credit or "cash agreement" with SNPE S.A. ("Groupe SNPE") that provides for up to 2 million Euros ($2,097,400 based upon the December 31, 2002 exchange rate) in cash advances to meet the working capital needs of Nobelclad. Borrowings under the line bear interest at EURIBOR plus 1.5%. The line expires on December 31, 2003 but is subject to annual renewal by the parties. The agreement automatically terminates if Groupe SNPE loses its indirect control of Nobelclad. The interest rate on outstanding borrowings as of December 31, 2002 was 4.49%.

     SNPE, Inc. Convertible Subordinated Note

     In connection with the SNPE transaction (see Note 1), a cash payment was made by SNPE to the Company to purchase a five-year, 5% Convertible Subordinated Note ("Subordinated Note"). SNPE may convert the $1,200,000 Subordinated Note into common stock of the Company at a conversion price of $6 per share at any time up to, and including the maturity date (June 14, 2005). If the note is not converted, the entire principal balance is due at the maturity date.

     SNPE, Inc. Term Loan

     In connection with its July 3, 2001 acquisition of Nobelclad, the Company entered into a $4,000,000 term loan agreement with SNPE, Inc. The term loan bears interest at the Federal Funds Rate plus 3.0%, payable quarterly. Commencing September 30, 2002 and on the last day of each calendar quarter thereafter, principal payments of $333,333 are due, with the final principal payment of $333,337 being due on June 30, 2005. The Company made the two scheduled principal payments during 2002; the balance as of December 31, 2002 is $3,333,334. The term loan is secured by a pledge of 65% of the capital stock of Nobelclad held by the Company. The interest rate on outstanding borrowings as of December 31, 200 was 4.16%.

     Bank Lines of Credit

     In June 2001, Nobelclad obtained a revolving line of credit with a French bank that provides for maximum borrowings of 1,448,265 Euros ($1,518,797 based upon the December 31, 2002 exchange rate), the full amount of which was outstanding as of December 31, 2002 and 2001. Proceeds from the line of credit were used to finance Nobelclad's acquisition of the stock of Nitro Metall (see Note 2). Borrowings under the line of credit bear interest at EURIBOR plus 0.4%. Beginning on June 21, 2004 and on each anniversary date thereafter until final maturity on June 21, 2008, maximum borrowings available under the line become permanently reduced by 289,653 Euros. The bank has the option of demanding early repayment of any outstanding loans if Groupe SNPE's indirect ownership of Nobelclad falls below 50%. The interest rate on outstanding borrowings as of December 31, 2002 was 3.34%.

     In December 2001, the Company obtained a $6,000,000 revolving line of credit with a U.S. bank that has an outstanding balance of $929,831 as of December 31, 2002. At closing, proceeds from the line of credit were used to retire line of credit borrowings from SNPE and the line is used to finance ongoing working capital requirements of the Company's U.S. operations. The line of credit, which expires on December 4, 2004, carries an interest rate equal to the bank's prime rate plus 1% through February 28, 2002 and the bank's prime rate plus 0.5% thereafter. Maximum borrowings under the line of credit are limited to a calculated borrowing base ($5,535,001 based on inventory and accounts receivable balances as of December 31, 2002) and are secured by accounts receivable and inventories of the Company's U.S. operations and by investments in property, plant and equipment with respect to U.S. operations that are made during the term of the agreement and that constitute capital expenditures. The interest rate on outstanding borrowings as of December 31, 2002 was 4.75%.

     In December 1998, the Company entered into an interest rate swap agreement with its former bank related to the former bank lines of credit. The Company terminated this swap agreement in the third quarter of 1999 resulting in a deferred gain of $45,600 that was being amortized over the terms of the acquisition line of credit. Once the bank lines of credit were extinguished as part of the SNPE transaction, the unamortized deferred gain of $31,388 was offset against the unamortized deferred finance charges of $111,499 related to the lines of credit and recorded as a extraordinary loss on extinguishment.

     Industrial Development Revenue Bonds

     During September 1998, the Company began construction on a new manufacturing facility in Fayette County, Pennsylvania. This project was being financed with proceeds from industrial development revenue bonds issued by the Fayette County Industrial Development Authority. The loan bears interest at a variable rate which is set weekly based on the current weekly market rate for tax-exempt bonds. The interest rate at December 31, 2002 was 1.80%. Principal payments, which vary in amount, are paid on a quarterly basis though out the life of the bonds. The Company has established a bank letter of credit in the trustee's favor for the principal amount of outstanding bonds plus 98 days accrued interest on the bonds. The original letter of credit, which expired in September 2001, was secured by the U.S.-based accounts receivable, inventory, property, plant and equipment of the Company's Explosive Metalworking Group and the bond proceeds not yet expended for construction. On September 5, 2001, the Company obtained a replacement letter of credit from a different bank that has a five-year term and does not require an asset pledge. The portion of the borrowings not yet expended for construction was $191,202 and $189,128 as of December 31, 2002 and 2001, respectively, and was classified as restricted cash and investments in the accompanying balance sheets. A trustee holds the proceeds until qualified expenditures are made and reimbursed to the Company. The Company may redeem the bonds prior to their final maturity on September 1, 2013 at an amount equal to the outstanding principal plus any accrued interest. Annual principal repayments ranging from $185,000 to $930,000 are required with final maturity on September 1, 2013.

     In September 1998, the Company entered into an interest rate swap agreement with its bank under which the Company converted the variable interest rate on the bonds to a rate that is largely fixed. The Company terminated this swap agreement during the third quarter of 1999 resulting in a deferred gain of $105,300, which is being amortized over the term of the bonds.

     Loan Covenants and Restrictions

     The Company's existing loan agreements include various covenants and restrictions, certain of which relate to the payment of dividends or other distributions to stockholders, redemption of capital stock, incurrence of additional indebtedness, mortgaging, pledging or disposition of major assets and maintenance of specified financial ratios. As of December 31, 2002, the Company is in compliance with all financial covenants and other provisions of its debt agreements.

     Scheduled Debt Maturity

     The Company's long-term debt matures as follows:

Year ended December 31-
2003	$ 2,423,699
2004	3,496,922
2005	2,960,429
2006	488,759
2007	503,759
Thereafter	1,828,761
------------------
$ 11,702,329
------------------
------------------

(5) COMMON STOCK OPTIONS AND BENEFIT PLAN

     Stock Option Plans

     The Company maintains stock option plans that provide for grants of both incentive stock options and non-statutory stock options. During 1997, the 1992 Incentive Stock Option Plan and the 1994 Non-employee Director Stock Option Plan were both amended and restated in the form of the 1997 Equity Incentive Plan, which was approved by the Company's stockholders in May of 1997. Incentive stock options are granted at exercise prices that equal the fair market value at date of grant based upon the closing sales price of the Company's common stock on that date. Incentive stock options generally vest 25% annually and expire ten years from the date of grant. Non-statutory stock options are granted at exercise prices that range from 85% to 100% of the fair market value of the stock at date of grant. These options vest over periods ranging from one to four years and have expiration dates that range from five to ten years from the date of grant. Under the 1997 Equity Incentive Plan, there are 1,075,000 shares of common stock authorized to be granted, of which 233,250 remain available for future grants.

     A summary of stock option activity for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002		2001		2000
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding at beginning of year	465,750	$ 4.27	354,251	$ 5.75	540,334	$ 6.66
Granted	166,500	$ 3.03	187,000	$ 2.02	127,500	$ 1.59
Cancelled	(14,500)	$ 2.53	(74,251)	$ 5.69	(313,583)	$ 5.62
Exercised	(17,252)	$ 1.47	(1,250)	$ 1.75	-	-
	----------	----------	----------	----------	----------	----------

Outstanding at end of year	600,498	$ 4.05	465,750	$ 4.27	354,251	$5.75
	----------	----------	----------	----------	----------	----------
	----------	----------	----------	----------	----------	----------
Exercisable at end of year	316,755	$ 5.38	239,941	$ 5.93	212,376	$ 7.22
	----------	----------	----------	----------	----------	----------
	----------	----------	----------	----------	----------	----------

     The weighted average fair values and weighted average exercise prices of options granted are as follows:

	For the Year Ended December 31, 2002			For the Year Ended December 31, 2001			For the Year Ended December 31, 2000
	Number	Fair Value	Exercise Price	Number	Fair Value	Exercise Price	Number	Fair Value	Exercise Price
Exercise Price Less than market price	-	-	-	35,000	$1.83	$2.65	47,500	$1.14	$1.33
Equal to market price	166,500	$2.18	$3.03	152,000	$1.36	$1.88	80,000	$1.24	$1.75
Greater than market price	-	-	-	-	-	-	-	-	-
	----------	-------	-------	----------	-------	-------	----------	-------	-------
Total	166,500	$2.18	$3.03	187,000	$1.45	$2.02	127,500	$1.21	$1.59
	----------	-------	-------	----------	-------	-------	----------	-------	-------
	----------	-------	-------	----------	-------	-------	----------	-------	-------

     The following table summarizes information about employee stock options outstanding and exercisable at December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable at December 31, 2002	Weighted Average Exercise Price

$1.33 -- 1.75	66,998	7.38	$1.53	50,630	$1.46
$1.88 -- 1.88	130,000	8.12	$1.88	31,000	$1.88
$2.00 -- 2.65	83,000	9.14	$2.41	32,500	$2.60
$3.35 -- 5.31	147,500	8.57	$3.52	29,125	$4.06
$7.01 -- 9.63	173,500	4.80	$7.89	173,500	$7.89
	---------	---------	---------	---------	---------
$1.33 -- 9.63	600,498	7.33	$4.05	316,755	$5.38
	---------	---------	---------	---------	---------
	---------	---------	---------	---------	---------

     Employee Stock Purchase Plan

     The Company has an Employee Stock Purchase Plan ("ESPP") which is authorized to issue up to 175,000 shares. The offerings begin on the first day following each previous offering ("Offering Date") and end six months from the offering date ("Purchase Date"). The ESPP provides that full time employees may authorize the Company to withhold up to 15% of their earnings, subject to certain limitations, to be used to purchase common stock of the Company at the lesser of 85% of the fair market value of the Company's common stock on the Offering Date or the Purchase Date. In connection with the ESPP, 14,155, 38,402 and 42,561 shares of the Company's stock were purchased during the years ended December 31, 2002, 2001 and 2000, respectively.

     The pro forma net income calculation in Note 3 reflects $15,253, $26,575 and $29,124 in compensation expense associated with the ESPP for 2002, 2001 and 2000, respectively. The compensation expense represents the fair value of the employees' purchase rights which was estimated using an acceptable pricing model with the following weighted average assumptions:

	Year Ended December 31,
	2002	2001	2000
Risk-free interest rate	2.2%	4.6%	6.3%
Expected lives	0.5 year	0.5 year	0.5 year
Expected volatility	78.5%	98.0%	149.3%
Expected dividend yield	0%	0%	0%

     401(k) Plan

     The Company offers a contributory 401(k) plan (the "Plan") to its employees. The Company made matching contributions to the Plan equal to 50% of each employee's contribution for up to the first 8% of each employee's compensation for 2002, 2001 and 2000. Total Company contributions were $166,556, $161,104 and $169,535 for the years ended December 31, 2002, 2001 and 2000, respectively.

(6) INCOME TAXES

     The components of the provision for income taxes are as follows:

	2002	2001	2000
Current -- Federal	$ -	$ 32,000	$ -
Current -- State	-	-	-
Current -- Foreign	305,400	290,000	162,000
	--------------	--------------	--------------
	305,400	322,000	162,000

Deferred -- Federal	1,127,000	61,400	-
Deferred -- State	165,700	9,200	-
Deferred -- Foreign	11,253	9,000	2,000
	--------------	--------------	--------------
	1,303,953	79,600	2,000
	--------------	--------------	--------------
Income tax provision	$ 1,609,353	$ 401,600	$ 164,000
	--------------	--------------	--------------
	--------------	--------------	--------------

     The Company's deferred tax assets and liabilities at December 31, 2002 and 2001 consist of the following:

	2002	2001

Deferred tax assets-
Federal net operating loss carry-forward	$ 70,400	$ 858,000
Federal AMT tax credit carry-forward	112,800	113,000
State net operating loss carry-forward	-	220,000
Inventory	33,700	13,200
Inventory reserve	29,200	-
Allowance for doubtful accounts	74,500	70,900
Repair reserve	19,500	29,200
Vacation accrual	118,500	113,000
Accrual for unbilled services	5,100	5,900
Goodwill impairment	1,482,000	-
Other	35,300	-
	-----------	-----------
	1,981,000	1,423,200
Deferred tax liability-
Depreciation	(1,609,000)	(1,416,200)
Amortization	(184,000)	-
Foreign income taxed in future periods	(141,279)	(137,000)
Other	(65,400)	(77,600)
	-----------	-----------
Net deferred tax liabilities	$ (18,679)	$ (207,600)
	-----------	-----------
	-----------	-----------

Net current deferred tax assets	$ 315,500	$ 261,400
Net long-term deferred tax liabilities	(334,179)	(469,000)
	-----------	-----------
	$ (18,679)	$ (207,600)
	-----------	-----------
	-----------	-----------

     A reconciliation of the Company's income tax provision (benefit) computed by applying the federal statutory income tax rate of 34% to income before taxes is as follows:

	2002	2001	2000
Federal income tax at statutory rate	$ 1,393,200	$ 1,085,000	$ (536,000)
State tax items, net	204,900	116,500	(99,500)
Effect of difference between US Federal and Foreign tax rates	63,753	(3,000)	16,400
Permanent differences -- tax effected	(52,500)	8,100	8,100
Revision of prior years estimates	-	227,000	-
Change in valuation allowance	-	(1,032,000)	775,000
	---------------	---------------	---------------
Provision for income taxes	$ 1,609,353	$ 401,600	$ 164,000
	---------------	---------------	---------------
	---------------	---------------	---------------

     The available tax loss carry-backs were fully utilized in 1999 and, were therefore, not available for any of the 2000 tax loss. The Company has $207,000 in NOL carry-forwards for US Federal tax purposes that expire through 2021.

(7) BUSINESS SEGMENTS

     The Company is organized in the following two segments: the Explosive Metalworking Group ("Explosive Manufacturing") and the Aerospace Group ("Aerospace"). Explosive Manufacturing uses explosives to perform metal cladding and shock synthesis. The most significant product of this group is clad metal which is used in the fabrication of pressure vessels, heat exchangers and transition joints used in the hydrocarbon processing, chemical processing, power generation, petrochemical, pulp and paper, mining, shipbuilding and heat, ventilation and air conditioning industries. Aerospace machines, forms and welds parts for the commercial aircraft, aerospace and defense industries.

     The accounting policies of both segments are the same as those described in the summary of significant accounting policies.

     The Company's reportable segments are strategic business units that offer different products and services and are separately managed. Each segment is marketed to different customer types and requires different manufacturing processes and technologies.

     Segment information is presented for the years ended December 31, 2002, 2001 and 2000 as follows:

	Explosive Manufacturing	Aerospace	Total
As of and for the year ended December 31, 2002:
Net sales	$ 35,603,415	$ 10,054,154	$ 45,657,569
	--------------	--------------	--------------
	--------------	--------------	--------------
Depreciation and amortization	$ 1,008,788	$ 766,686	$ 1,775,474
	--------------	--------------	--------------
	--------------	--------------	--------------

Income (loss) from operations	$ 6,149,961	$ (1,311,205)	$ 4,838,756
Unallocated amounts:
Other income (expense)			(52,037)
Interest expense			(693,230)
Interest income			4,101
--------------
Consolidated income before income taxes			$ 4,097,590
--------------
--------------

Segment assets	$ 21,799,134	$ 9,146,107	$ 30,945,241
	--------------	--------------	--------------
	--------------	--------------	--------------

Assets not allocated to segments:
Cash			1,158,234
Prepaid expenses and other			798,236
Current deferred tax asset			315,500
Other long-term corporate assets			480,781
--------------
Consolidated total assets			$ 33,697,992
--------------
--------------

Capital expenditures	$ 678,182	$ 815,367	$ 1,493,549
	--------------	--------------	--------------
	--------------	--------------	--------------

	Explosive Manufacturing	Aerospace	Total
As of and for the year ended December 31, 2001:
Net sales	$ 30,019,586	$ 12,495,188	$ 42,514,774
	--------------	--------------	--------------
	--------------	--------------	--------------
Depreciation and amortization	$ 999,465	$ 759,945	$ 1,759,410
	--------------	--------------	--------------
	--------------	--------------	--------------

Income (loss) from operations	$ 4,487,824	$ (451,931)	$ 4,035,893
Unallocated amounts:
Other income (expense)			(72,340)
Interest expense			(799,571)
Interest income			26,848
--------------
Consolidated income before income taxes			$ 3,190,830
--------------
--------------

Segment assets	$ 21,274,942	$ 12,819,829	$ 34,094,771
	--------------	--------------	--------------
	--------------	--------------	--------------

Assets not allocated to segments:
Cash			1,811,618
Prepaid expenses and other			347,326
Current deferred tax asset			261,400
Other long-term corporate assets			398,230
--------------
Consolidated total assets			$ 36,913,345
--------------
--------------

Capital expenditures	$ 1,212,704	$ 147,482	$ 1,360,186
	--------------	--------------	--------------
	--------------	--------------	--------------

	Explosive Manufacturing	Aerospace	Total
As of and for the year ended December 31, 2000 (Restated - See Note 2)
Net sales	$ 22,862,677	$ 10,896,904	$ 33,759,581
	--------------	--------------	--------------
	--------------	--------------	--------------
Depreciation and amortization	$ 970,953	$ 799,257	$ 1,770,210
	--------------	--------------	--------------
	--------------	--------------	--------------

Income (loss) from operations	$ 518,149	$ (1,148,262)	$ (630,113)
Unallocated amounts:
Other income (expense)			200,290
Interest expense			(1,098,181)
Interest income			31,505
--------------
Consolidated income before income taxes			$ (1,496,499)
--------------
--------------

Segment assets	$ 22,115,880	$ 12,539,505	$ 34,655,385
	--------------	--------------	--------------
	--------------	--------------	--------------

Assets not allocated to segments:
Cash			298,530
Prepaid expenses and other			193,966
Other long-term corporate assets			258,574
--------------
Consolidated total assets			$ 35,406,455
--------------
--------------

Capital expenditures	$ 743,443	$ 86,780	$ 830,223
	--------------	--------------	--------------
	--------------	--------------	--------------

     Capital expenditures for the Explosive Manufacturing segment included $336,347 of costs incurred related to the construction of the Company's new manufacturing facility and the acquisition of related manufacturing equipment during the year ended December 31, 2000.

     The geographic location of the Company's property, plant and equipment, net of accumulated depreciation, is as follows:

	For the years ended December 31,
	2002	2001

United States	$ 12,826,529	$ 13,070,474
France	2,216,691	1,834,000
Sweden	355,278	305,000
	-----------------	-----------------
Total	$ 15,398,498	$ 15,209,474
	-----------------	-----------------
	-----------------	-----------------

     All of the Company's sales are shipped from the manufacturing locations, located in the United States, France and Sweden. The following represents the Company's net sales based on the geographic location of the customer:

	For the years ended December 31,
	2002	2001	2000

United States	$31,092,704	$29,643,976	$25,767,268
Belgium	3,383,202	1,839,361	664,549
Canada	2,460,128	1,687,545	1,419,841
Italy	642,744	1,540,802	782,774
France	1,571,567	1,190,898	593,403
South Korea	56,473	10,139	1,022,285
Russia	416,921	4,731	1,490,213
Other foreign countries	6,033,830	6,597,322	2,019,248
	-------------	-------------	-------------
Total consolidated net sales	$45,657,569	$42,514,774	$33,759,581
	-------------	-------------	-------------
	-------------	-------------	-------------

     During the years ended December 31, 2002, 2001 and 2000, no one customer accounted for more than 10% of total net sales.

(9) COMMITMENTS AND CONTINGENCIES

     The Company leases certain office space, storage space, vehicles and other equipment under various operating lease agreements. Future minimum rental commitments under non-cancelable operating leases are as follows:

Year ended December 31-
2003	$ 884,544
2004	781,030
2005	668,416
2006	435,913
2007	412,013
Thereafter	1,465,962
--------------
$ 4,647,878
--------------
--------------

     Total rental expense included in operations was $1,017,502, $830,754 and $885,726 in the years ended December 31, 2002, 2001 and 2000, respectively.

     In the normal course of business, the Company is a party to various contractual disputes and claims. After considering the Company's insurance coverage and evaluations by legal counsel regarding pending actions, management is of the opinion that the outcome of such actions will not have a material adverse effect on the financial position or results of operations of the Company.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     On July 12, 2002, the Board of Directors of the Company, upon the recommendation of its Audit Committee, dismissed Arthur Andersen LLP ("Arthur Andersen" or "AA") as the Company's independent public accountants and engaged Ernst & Young LLP ("E&Y") to serve as the Company's independent public accountants for the year ending December 31, 2002.

     Arthur Andersen's reports on the Company's consolidated financial statements for each of the years ended December 31, 2001 and 2000 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

     In connection with its audits for the Company's years ended December 31, 2001 and 2000 and through July 12, 2002, there were no disagreements between the Company and Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to AA's satisfaction, would have caused AA to make reference to the subject matter in connection with AA's report on the Company's consolidated financial statements for such years; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

     We have requested Arthur Andersen to furnish us a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A representative of Arthur Andersen has informed the Company that Arthur Andersen is no longer furnishing such letters.

     During the years ended December 31, 2001 and 2000 and through July 18, 2002, the Company did not consult E&Y with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, or any other matters or reportable events listed in Items 304(a)(2)(i) and (ii) of Regulation S-K.

PART III

ITEM 10. Directors and Executive Officers of the Registrant

     Directors

     Mr. Michel Philippe. Mr. Philippe, age 59, has served as director of the Company since June 2000 and has been Chairman of the Board of the Company since September 2002. His current term as director will expire at the annual meeting of stockholders in 2005. Mr. Philippe is currently Senior Vice President of Finance and Legal Affairs of Groupe SNPE, a position he has held since 1990. Mr. Philippe has also served as President of Nobel Explosifs France, a subsidiary of Groupe SNPE engaged in the manufacture and sale of industrial explosives, since 2002.

     Mr. Bernard Hueber. Mr. Hueber, age 61, has served as director of the Company since June 2000 and was Chairman of the Board of the Company from June 2000 until September 2002. His current term as director will expire at the annual meeting of stockholders in 2003. Following his retirement from Groupe SNPE in June 2002, Mr. Hueber became Secretary General of the Federation of European Explosives Manufacturers (FEEM) and continues to serve in that capacity. From 1990 to December 2001, Mr. Hueber served as the Chairman of the Board and Chief Executive Officer of Nobel Explosifs France. From January 2002 until his retirement from Groupe SNPE in June 2002, Mr. Hueber served as General Manager of Groupe SNPE's Industrial Explosives operating unit.

     Mr. Gerard Munera. Mr. Munera has served as a director of the Company since September 2000, and his current term will expire at the annual meeting of stockholders in 2003. From October 1996 to the present, Mr. Munera, age 67, has been chairman and CEO of Synergex, a personally controlled holding company, with majority participation in Arcadia (a manufacturer of low rise curtain walls, store fronts and office partitions) and in Estancia El Olmo, a large cattle ranch, as well as minority participation in other companies, particularly in the gold mining and high technology industries. Mr. Munera is also a director of Security Biometrics, Inc. Between 1990 and 1991, Mr. Munera was Senior Vice President Corporate Planning and Development and a member of the Executive Committee of RTZ plc. Between 1991 and 1994, Mr. Munera was President of Minorco (USA), a diversified $1.5 billion natural resources group. From 1994 to October 1996, Mr. Munera was Chairman and CEO of Latin American Gold Inc., a gold exploration and mining company.

     Dr. George W. Morgenthaler. Dr. Morgenthaler, age 76, has served as a director of the Company since June 1986, and his current term will expire at the annual meeting of stockholders in 2004. Dr. Morgenthaler also served as a director during the period from 1971 to 1976. Dr. Morgenthaler has been a Professor of Aerospace Engineering at the University of Colorado at Boulder since 1986. He has served as Department Chair, Director of the University of Colorado's BioServe Commercial Space Center and Associate Dean of Engineering for Research. Previously, Dr. Morgenthaler was Vice President of Technical Operations at Martin Marietta's Denver Aerospace Division, Vice President Primary Products Division of Martin Marietta Aluminum Co. and Vice President and General Manager of the Baltimore Division of Martin Marietta Aerospace Co. Dr. Morgenthaler has served as a director of Computer Technology Assoc. Inc. from 1993 to 1999 and served as a director of Columbia Aluminum Company from 1987 to 1996.

     Mr. Bernard Fontana. Mr. Fontana, age 42, has served as a director of the Company since June 2000 and was President and Chief Executive Officer of the Company from June 2000 to November 2000. Mr. Fontana's current term as director will expire at the annual meeting of stockholders in 2004. Mr. Fontana is currently Executive Vice President of Chemical Activities of Groupe SNPE, a position he has held since February 2002. Since February 2002, Mr. Fontana has also served as Chairman and CEO of Isochem, Bergerac NC and Tolochimie, subsidiaries of Groupe SNPE. Previously, Mr. Fontana was Executive Vice President of the Fine Chemicals division of Groupe SNPE from January 2001 to January 2002. Mr. Fontana has also been Vice President of Groupe SNPE, North America since September 1999 and President of SNPE, Inc. since November 1999. Mr. Fontana was Vice President of Strategy and Business Development of the Chemicals division of Groupe SNPE from June 1998 to September 1999, General Manager of SNPE Chimie from September 1996 to June 1998 and General Manager, Bergerac N.C., a business unit of Groupe SNPE, from 1992 to September 1996.

     Mr. Dean K. Allen. Mr. Allen, age 67, has served the Company as a director since July 1993, and his current term will expire at the annual meeting of stockholders in 2005. In January 2001, Mr. Allen retired as President of Parsons Europe, Middle East and South Africa, a position he had held since February 1996. Mr. Allen was Vice President and General Manager of Raytheon Engineers and Constructors, Europe, from February 1994 to December 1995.

     Mr. Yves Charvin Mr. Charvin, age 48, has served as a director of the Company since September 2002 and his current term will expire at the annual meeting of stockholders in 2005. Mr. Charvin is currently Director of Corporate Development and Legal Counsel for Groupe SNPE, a position he has held since January 1995. Previously, Mr. Charvin served as Chief of the Legal Department of Groupe SNPE from January 1989 to December 1994.

     Executive Officers

     The following individuals serve as executive officers of the Company. Each executive officer is elected by the Board of Directors and serves at the pleasure of the Board.

Name	Position	Age

Mr. Yvon Pierre Cariou	President and Chief Executive Officer	57
Mr. Richard A. Santa	Vice President, Chief Financial Officer and Secretary	52
Mr. John G. Banker	Vice President, Marketing and Sales, Clad Metal Products Division	56

     Mr. Yvon Pierre Cariou. Mr. Cariou has served as President and Chief Executive Officer since November 2000. From March 2000 to November 2000, Mr. Cariou was a consultant who performed research and development projects for the oil industry and market research for a start-up company. From November 1998 to March 2000, Mr. Cariou was President and Chief Executive Officer of Astrocosmos Metallurgical Inc., a division of Groupe Carbone Lorraine of France, involved in the design and fabrication of process equipment for the chemical and pharmaceutical industries. From September 1993 to September 1998, Mr. Cariou was a Partner and Vice President Sales and Marketing of Hydrodyne/FPI Inc. From January 1991 to September 1993, Mr. Cariou was President of MAINCO Corp. and ESCO Corp., manufacturing divisions of Nu-Swift, a public company based in the United Kingdom.

     Mr. Richard A. Santa. Mr. Santa has served as Vice President, Chief Financial Officer and Secretary of the Company since October 1996 and served as interim Chief Financial Officer from August 1996 to October 1996. Prior to joining the Company in August 1996, Mr. Santa was Corporate Controller of Scott Sports Group Inc. from September 1993 to April 1996. From April 1996 to August 1996, Mr. Santa was a private investor. From June 1992 to August 1993, Mr. Santa was Chief Financial Officer of Scott USA, a sports equipment manufacturer and distributor. Earlier in his career, Mr. Santa was a senior manager with Price Waterhouse, where he was employed for ten years.

     Mr. John G. Banker. Mr. Banker has served as Vice President, Marketing and Sales, Clad Metal Division since June 2000. From June 1996 to June 2000, Mr. Banker was President of CLAD Metal Products, Inc. From June 1977 to June 1996, Mr. Banker was employed by the Company and served in various technical, sales and management positions. Mr. Banker held the position of Senior Vice President, Sales and New Business Development from June 1991 to July 1995.

     Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Securities Exchange Act of 1934 requires DMC's directors and officers, and persons who own more than 10% of a registered class of DMC's equity securities, to file with the SEC an initial report of ownership and to report changes in ownership of common stock and other equity securities of DMC. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish DMC with copies of all Section 16(a) forms they file.

     To DMC's knowledge, based solely on a review of the copies of such reports furnished to DMC and written representations that no other reports were required, during the fiscal year ended December 31, 2002, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with.

ITEM 11. Executive Compensation

SUMMARY OF COMPENSATION

     The following table shows compensation awarded or paid to, or earned by, the Company's executive officers (the "Named Executive Officers") during the fiscal years ended December 31, 2001, 2000 and 1999:

Summary Compensation Table
		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Options (#)	All Other Compensation ($)
Yvon Pierre Cariou	2002	225,000	90,000	-	30,000	8,070 (3)
President and	2001	185,000	101,000	-	30,000	285 (4)
Chief Executive Officer (2)	2000	23,130	10,000	-	-	-

Richard A. Santa	2002	205,000	65,600	-	23,000	9,360 (5)
Vice President, Chief	2001	200,000	64,000	-	23,000	8,519 (6)
Financial Officer and	2000	157,037	16,500	-	10,000	6,537 (7)
Secretary

John G. Banker	2002	128,750	146,551	-	23,000	6,379 (9)
Vice President,	2001	125,000	100,241	-	23,000	8,366 (10)
Sales and Marketing (8)	2000	65,866	10,000	-	-	1,528 (11)

Joseph P. Allwein	2002	-	-	-	-	-
President and	2001	-	-	-	-	-
Chief Executive Officer (12)	2000	136,107	-	-	20,000	6,290 (13)

(1)      Except as disclosed in this column, the amount of perquisites provided to each Named Executive Officer did not exceed the lesser of $50,000 or 10% of total salary and bonus for each fiscal year.

(2)      Mr. Cariou joined the Company in November 2000.

(3)      Includes $2,570 of life insurance premiums $5,500 of matching contributions under the 401(k) plan.

(4)      Includes $285 of matching contributions under the 401(k) plan.

(5)      Includes $3,860 of life insurance premiums and $5,500 of matching contributions under the 401(k) plan

(6)      Includes $3,269 of life insurance premiums and $5,250 of matching contributions under the 401(k) plan.

(7)      Includes $1,287 of life insurance premiums and $5,250 of matching contributions under the 401(k) plan.

(8)      Mr. Banker joined the Company in June 2000.

(9)      Includes $1,427 of life insurance premiums and $4,952 of matching contributions under the 401(k) plan

(10)    Includes $3,783 of life insurance premiums and $4,583 of matching contributions under the 401(k) plan.

(11)    Includes $1,528 of life insurance premiums.

(12)    Mr. Allwein joined the Company in March 1998 and terminated employment with the Company in August 2000.

(13)    Includes $1,040 of life insurance premiums and $5,250 of matching contributions under the 401(k) plan.

STOCK OPTION EXERCISES

     The Company grants options to its executive officers under its 1997 Equity Incentive Plan (the "1997 Plan"). As of March 10, 2003, options to purchase a total of 658,498 shares were outstanding under the 1997 Plan and options to purchase 175,250 shares remained available for grant thereunder.

     The following table shows for the fiscal year ended December 31, 2002, certain information regarding options exercised by, and held at year-end by, the Named Executive Officers:

Option Exercises in Fiscal 2002 and Fiscal Year-End Option Values

			Number of Securities Underlying Unexercised Options at December 31, 2002	Value of Unexercised In-the-Money Options at December 31, 2002 (1)
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Yvon Pierre Cariou	-	-	7,500/52,500	$3,713/$11,138
Richard A. Santa	-	-	83,250/47,750	$5,946/$11,639
John. G. Banker	-	-	5,750/40,250	$2,846/$8,539

___________________

(1) i.e., value of options for which the fair market value of the Company's Common Stock at December 31, 2002 ($2.37) exceeds the exercise price.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information regarding the ownership of DMC's common stock as of March 10, 2003 by: (i) each person or group known by DMC to be the beneficial owner of more than 5% of DMC's common stock, (ii) each director of DMC; (iii) each executive officer; and (iv) all executive officers and directors of DMC as a group.

	Beneficial Ownership (1)
Name and Address of Beneficial Owner (2)	Number Of Shares	Percent of Total
SNPE Inc. 100 College Road East Princeton, NJ 08540 (3)	2,763,491	54.60%
Mr. Yvon Pierre Cariou (4)	21,000	*
Mr. Richard A. Santa (4)	110,164	2.14%
Mr. John G. Banker (4)	24,587	*
Mr. Bernard Hueber (4)	12,500	*
Mr. Dean K. Allen (4)	38,000	*
Mr. Bernard Fontana (4)	12,500	*
Dr. George W. Morgenthaler (4)	107,778	2.12%
Mr. Gerard Munera (4)	12,500	*
Mr. Michel Philippe (4)	12,500	*
Mr. Yves Charvin (4)	0	*
All executive officers and directors as a group (10 persons) (5)	351,529	6.66%

*Less than 1%

(1)      This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G, if any, filed with the Securities and Exchange Commission (the "SEC"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, DMC believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 5,061,390 shares outstanding on March 10, 2003 adjusted as required by rules promulgated by the SEC.

(2)      Unless otherwise indicated, the address of each beneficial owner is c/o Dynamic Materials Corporation, 5405 Spine Road, Boulder, Colorado 80301.

(3)      The information reported is based solely on information contained in the Form 4 filed by each of SNPE, Inc., SOFIGEXI, and SNPE. Each reported that it had shared voting and investment power and beneficial ownership of 2,763,491 shares.

(4)      Amounts reported include shares subject to stock options exercisable within 60 days of March 10, 2003 as follows: Mr. Cariou, 15,000 shares; Mr. Santa, 94,000 shares; Mr. Banker, 11,500 shares; Mr. Hueber, 12,500 shares; Mr. Allen, 25,000 shares; Mr. Fontana, 12,500 shares; Mr. Morgenthaler, 20,000 shares; Mr; Munera, 12,500 shares and Mr. Philippe, 12,500 shares. Shares of common stock subject to options that are exercisable within 60 days of March 10, 2003 are deemed to be beneficially owned by the person holding those options for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing any other person's percentage ownership.

(5)      The amount reported includes 215,500 shares subject to stock options exercisable within 60 days of March 10, 2003. The applicable percentage is based on 5,276,890 shares outstanding, which includes shares subject to stock options exercisable within 60 days.

ITEM 13. Certain Relationships and Related Transactions

     On July 3, 2001, the Company completed its acquisition of substantially all of the outstanding stock of Nobelclad Europe S.A. ("Nobelclad") from Nobel Explosifs France ("NEF"). Nobelclad and its wholly-owned subsidiary, Nitro Metall AB ("Nitro Metall"), operate cladding businesses located in Rivesaltes, France and Likenas, Sweden, respectively. NEF is wholly owned by Groupe SNPE and is a sister company to SNPE, Inc., which owns 55% of the Company's common stock. NEF is wholly owned by Groupe SNPE and is a sister company to SNPE, Inc., which owns 55% of the Company's common stock. The purchase price of approximately $5.3 million was financed through a $4.0 million intercompany note agreement between the Company and SNPE, Inc. and the assumption of approximately $1.23 million in third party bank debt associated with Nobelclad's planned acquisition of Nitro Metall from NEF prior to the Company's purchase of Nobelclad stock. The SNPE credit facility extended in June 2000 was replaced by a bank credit facility in December 2001.

     John Banker, Vice President, Marketing and Sales, Clad Metal Division, receives a 1% commission on sales of certain roll-bond products. During the year-ended December 31, 2002, these commissions totaled approximately $49,000 of which the full amount is payable at December 31, 2002 and is included in accrued expenses.

ITEM 14. Controls and Procedures

     The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

     Within 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed its evaluation.

 ITEM 15. Exhibits, List and Reports on Form 8-K

Exhibits

Exhibit Number	Description
4.1	Shareholders Rights Plan, dated January 8, 1999 (incorporated by reference to the Company's Registration Statement filed with the Commission on January 21, 1999).
10.1	Employment Agreement between Company and Richard Santa dated October 21, 1996 (incorporated by reference to the Company's Form 10-K filed with the Commission on March 30, 2000).
10.3	Employee Stock Purchase Plan, dated January 9, 1998 (incorporated by reference to the Company's Definitive Proxy Statement filed with the Commission on April 22, 1998).
10.4	Operating Lease, dated as of March 18, 1998, between Company and Spin Forge, LLC (incorporated by reference to the Company's Form 8-K filed with the Commission on April 2, 1998).
10.5	Option Agreement, dated as of March 18, 1998, between Company and Spin Forge, LLC (incorporated by reference to the Company's Form 8-K filed with the Commission on April 2, 1998).
10.6

Loan Agreement between Company and Fayette County Industrial Development Authority, dated September 1, 1998 (incorporated by reference to the Company's Form 10-Q filed with the Commission on November 17, 1998).

10.7

Option and Right of First Offer Agreement, dated as of December 1, 1998, between the Company and JEA Property, LLC (incorporated by reference to the Company's Form 8-K filed with the Commission on December 8, 1998).

10.8	Operating Lease, dated as of December 1, 1998, between the Company and JEA Property, LLC (incorporated by reference to the Company's Form 8-K filed with the Commission on December 8, 1998).
10.9

Amended and Restated Employee Stock Option Plan approved by the Directors of the Company on March 26, 1999 (incorporated by reference to the Company's Definitive Proxy Statement filed with the Commission on April 26, 1999).

10.10	Stock Purchase Agreement, dated January 20, 2000, between the Company and SNPE, Inc. (incorporated by reference to the Company's Form 8-K filed with the Commission on January 31, 2000).
10.11

Agreement and Amendment to Operating Lease, dated as of February 1, 2000 between the Company and Spin Forge, LLC (incorporated by reference to the Company's Form 10-K filed with the Commission on March 30, 2000).

10.12

Letter Agreement, dated February 1, 2000 terminating a Loan Agreement between the Company and Spin Forge, LLC, which Loan Agreement was dated as of March 18, 1998 (incorporated by reference to the Company's Form 10-K filed with the Commission on March 30, 2000).

10.13

Second Amendment to Deferral and Waiver Agreement, dated as of March 27, 2000, between Company and Key Bank National Association (incorporated by reference to the Company's Form 10-K filed with the Commission on March 30, 2000).

10.14	Form of Directors and Officers Indemnification Agreement (incorporated by reference to the Company's Form 10-K filed with the Commission on March 30, 2000).
10.15

Stock Purchase Agreement, dated as of January 20, 2000, between the Company and SNPE, Inc. (incorporated by reference to the Company's Definitive Proxy Statement filed with the Commission on May 9, 2000).

10.16

Amendment Number One to Stock Purchase Agreement, dated as of April 20, 2000, between the Company and SNPE, Inc. (incorporated by reference to the Company's Form 10-Q filed with the Commission on May 12, 2000).

10.17

Third Amendment to Deferral and Waiver Agreement, dated as of May 2, 2000, between the Company and Keybank National Association (incorporated by reference to the Company's Form 10-Q filed with the Commission on May 12, 2000).

10.18	Registration Rights Agreement, dated as of June 14, 2000, between the Company and SNPE, Inc. (incorporated by reference to the Company's Form 8-K filed with the Commission on June 22, 2000).
10.19

First Amendment to Rights Agreement, dated as of June 13, 2000, between the Company and Harris Trust & Savings Bank (incorporated by reference to the Company's Form 8-K filed with the Commission on June 22, 2000).

10.20	Credit Facility and Security Agreement, dated as of June 14, 2000, between the Company and SNPE, Inc. (incorporated by reference to the Company's Form 8-K filed with the Commission on June 22, 2000).
10.21	Convertible Subordinated Note, dated as of June 14, 2000, between the Company and SNPE, Inc. (incorporated by reference to the Company's Form 8-K filed with the Commission on June 22, 2000).
10.22

First Amendment to Reimbursement Agreement, dated as of June 14, 2000, between the Company and Keybank National Association (incorporated by reference to the Company's Form 8-K filed with the Commission on June 22, 2000).

10.23	Personal Services Agreement, dated as of June 16, 2000, between the Company and John G. Banker (incorporated by reference to the Company's Form 8-K filed with the Commission on June 22, 2000).
10.24	Stock Purchase Agreement, dated June 28, 2001, between DMC and Nobel Explosifs France (incorporated by reference to the Company's Form 8-K filed with the Commission on July 16, 2001).
10.25	Term Loan Agreement, dated July 3, 2001, between DMC and SNPE, Inc. (incorporated by reference to the Company's Form 10-K filed with the Commission on March 26, 2002).
10.26	Stock Pledge Agreement, dated July 3, 2001, between DMC and SNPE, Inc. (incorporated by reference to the Company's Form 10-K filed with the Commission on March 26, 2002).
10.27

Credit and Security Agreement, dated December 4, 2001, between DMC and Wells Fargo Business Credit, Inc. (incorporated by reference to the Company's Form 10-K filed with the Commission on March 26, 2002).

23.1	Consent of Ernst & Young LLP, Independent Auditors
23.2	Information regarding Consent of Arthur Andersen LLP
99.1	Letter from DMC to the SEC regarding the Company's Auditors (incorporated by reference to the Company's Form 10-K filed with the Commission on March 26, 2002).
99.2	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.3	Certification of the Vice President and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(B) Reports on Form 8-K

     None.

SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Dynamic Materials Corporation

March 31, 2003 By: /s/ Richard A. Santa
      Richard A. Santa
      Vice President and Chief Financial Officer

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Yvon Pierre Cariou	President and Chief Executive Officer	March 31 2003
Yvon Pierre Cariou	(Principal Executive Officer)

/s/ Richard A. Santa	Vice President and Chief Financial Officer	March 31, 2003
Richard A. Santa	(Principal Financial and Accounting Officer)

/s/ Michel Philippe	Chairman and Director	March 31, 2003
Michel Philippe

/s/ Dean K. Allen	Director	March 31, 2003
Dean K. Allen

/s/ Yves Charvin	Director	March 31, 2003
Yves Charvin

/s/ Bernard Fontana	Director	March 31, 2003
Bernard Fontana

/s/ Bernard Hueber	Director	March 31, 2003
Bernard Hueber

/s/ Gerard Munera	Director	March 31, 2003
Gerard Munera

CERTIFICATIONS

     I, Yvon Pierre Cariou, certify that:

1.      I have reviewed this annual report on Form 10-K of Dynamic Materials Corporation;

2.      Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.      Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.      The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.      designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.      evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.      presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.      The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a.      all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.      any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.      The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

     Dated: March 31, 2003

/s/ Yvon Pierre Cariou
Yvon Pierre Cariou
President and Chief Executive Officer
of Dynamic Materials Corporation

CERTIFICATIONS

      I, Richard A. Santa, certify that:

1.      I have reviewed this annual report on Form 10-K of Dynamic Materials Corporation;

2.      Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.      Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.      The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.      designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.      evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.      presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.      The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a.      all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.      any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.      The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

     Dated: March 31, 2003

/s/ Richard A. Santa
Richard A. Santa
Vice President and Chief Financial Officer
of Dynamic Materials Corporation

DYNAMIC MATERIALS CORPORATION
INDEX TO SCHEDULE II

AS OF DECEMBER 31, 2002

REPORT OF INDEPENDENT AUDITOR

     To the Stockholders and the

     Board of Directors of Dynamic Materials Corporation:

     We have audited the consolidated financial statements of Dynamic Materials Corporation as of December 31, 2002, and for the year then ended, and have issued our report thereon dated February 14, 2003 (included elsewhere in this Form 10-K). Our audit also included the financial statement schedules listed in Item 15 of this Form 10-K. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

     In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Denver, Colorado
February 14, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     To Dynamic Materials Corporation:

     We have audited in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of Dynamic Materials Corporation and subsidiary as of December 31, 2001 and 2000 and for the three years in the period then ended, included in this Form 10-K and have issued our report thereon dated February 25, 2002. Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedules listed in the index of consolidated financial statements are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

Denver, Colorado
February 25, 2002

     This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with Dynamic Materials Corporation's filing on Form 10-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 10-K.

DYNAMIC MATERIALS CORPORATION
SCHEDULE II(a) -- VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Balance at beginning of period	Additions Charged to income	Accounts receivable written off	Other Adjustments	Balance at end of period

Year ended --

December 31, 2000	$ 112,000	$ 45,756	$ (27,756)	$ -	$ 130,000

December 31, 2001	$ 130,000	$ 101,304	$ (14,036)	$ 17,036	$ 234,304

December 31, 2002	$ 234,304	$ 133,688	$ (122,923)	$ 10,708	$ 255,769

DYNAMIC MATERIALS CORPORATION
SCHEDULE II(b) -- VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
WARRANTY RESERVE

	Balance at beginning of period	Additions Charged to income	Repairs Allowed	Balance at end of period

Year ended --

December 31, 2000	$ 153,000	$ 50,526	$(123,526)	$ 80,000

December 31, 2001	$ 80,000	$ 48,325	$ (53,325)	$ 75,000

December 31, 2002	$ 75,000	$ 96,840	$ (21,840)	$ 150,000

DYNAMIC MATERIALS CORPORATION
SCHEDULE II(c) -- VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
INVENTORY RESERVE

	Balance at beginning of period	Additions Charged to income	Inventory Write-offs	Balance at end of period

Year ended --

December 31, 2000	$ -	$ -	$ -	$ -

December 31, 2001	$ -	$ -	$ -	$ -

December 31, 2002	$ -	$ 75,000	$ -	$ 75,000

Exhibit 23.1

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

     We consent to the incorporation by reference in the Registration Statement File Nos. 333-58033 and 333-54166 of our report dated February 14, 2003, with respect to the consolidated financial statements of Dynamic Material Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2002.

/s/ Ernst & Young LLP

Denver, Colorado
March 28, 2003

Exhibit 23.2

INFORMATION REGARDING CONSENT OF ARTHUR ANDERSEN LLP

     Section 11(a) of the Securities Act of 1933, as amended (the "Securities Act"), provides that if part of a registration statement at the time it becomes effective contains an untrue statement of material fact, or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is provided that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, an accountant who has consented to be named as having certified any part of the registration statement or as having prepared any report for use in connection with the registration statement.

     On July 12, 2002, Arthur Andersen LLP ("Andersen") was dismissed as the Company's independent accountant. For additional information, see the Company's Current Report on Form 8-K dated July 18, 2002. Representatives of Andersen are not available to provide Andersen's written consent to the incorporation by reference into the Company's effective registration statements (the "Registration Statements") of Andersen's audit report with respect to the Company's consolidated financial statements as of December 31, 2001 and for each of the three years then ended. Under these circumstances, Rule 437a under the Securities Act permits the Company to file this Annual Report on Form 10-K, which is incorporated by reference into the Registration Statements, without a written consent from Andersen. As a result, with respect to transactions in the Company's securities pursuant to the Registration Statements that occur subsequent to the date this Annual Report on Form 10-K is filed with the Securities and Exchange Commission, Andersen will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Andersen or any omissions of a material fact required to be stated therein. Accordingly, you would be unable to assert a claim against Andersen under Section 11(a) of the Securities Act.

Exhibit 99.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Dynamic Materials Corporation (the "Company") on Form 10-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Yvon Pierre Cariou, President and Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 31, 2003

/s/ Yvon Pierre Cariou
 Yvon Pierre Cariou
President and Chief Executive Officer
of Dynamic Materials Corporation

     A signed original of this written statement required by Section 906 has been provided to Dynamic Materials Corporation and will be retained by Dynamic Materials Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.3

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Dynamic Materials Corporation (the "Company") on Form 10-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard A. Santa, Vice President and Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 31, 2003

/s/ Richard A. Santa
 Richard A. Santa
Vice President and Chief Financial Officer
of Dynamic Materials Corporation

     A signed original of this written statement required by Section 906 has been provided to Dynamic Materials Corporation and will be retained by Dynamic Materials Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Board of Directors

Dean K. Allen
   Retired President, Parsons Europe, Middle      East and South Africa

Yves Charvin
   Director Corporate Development and Legal
     Counsel, Groupe SNPE

Bernard Fontana
   Chairman, Dynamic Materials Corporation
     Executive Vice President, Chemical      Activities, Groupe SNPE
     President, SNPE, Inc., a subsidiary of
     Groupe SNPE

Bernard Hueber
   Secretary General, Federation of European      Explosives Manufacturers
  Retired Chairman & CEO, Nobel Explosifs
     France, a subsidiary of Groupe SNPE

George W. Morgenthaler, Ph.D.
  Professor of Aerospace Engineering,
     University of Colorado

Gerard Munera
  Chairman and CEO, Synergex

Michel Philippe
  Retired Senior Vice President, Financial and      Legal Affairs, Groupe SNPE

Investor Information

Annual Meeting

The Annual Meeting of Stockholders will be held on Wednesday, October 15, 2003 at 9:00 AM local time at the Company's headquarters located at
5405 Spine Road, Boulder, Colorado 80301.

Transfer Agent
Computershare Investor Services
350 Indiana Street
Golden, CO 80401
(303) 984-4000

Independent Public Accountants

Ernst & Young, LLP
370 17th Street, Suite 3300
Denver, Colorado 80202
(720) 931-4000

Legal Counsel

LeBoeuf, Lamb, Greene & MacRae, L.L.P.
125 West 55th Street
New York, NY 10019-5389
(212) 424-8000

Report on Form 10-K
The Dynamic Materials Corporation Investor Relations Department encourages inquiries from its stockholders as well as members of the financial community. For additional copies of Dynamic Materials Corporation's Annual Report on Form
10-K for the year ended December 31, 2002, or for additional information, please contact the Company at 800-821-2666. Dynamic Materials Corporation's web site can be viewed at:

http://www.dynamicmaterials.com

Stock Information
2002	High	Low
1st Quarter	$ 4.100	$ 2.520
2nd Quarter	$ 3.980	$ 3.080
3rd Quarter	$ 3.350	$ 2.000
4th Quarter	$ 3.410	$ 2.010

Dynamic Materials Corporation

5405 Spine Road
Boulder, CO 80301
Phone: 800-821-2666 Fax: 303-604-1897
www.dynamicmaterials.com
email: boom@dynamicmaterials.com